Registration No. 333-144545
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1520

B.   Name of depositor:

                     FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on September 28, 2007 at 2:00 p.m. pursuant to Rule 487.

                ________________________________



                 Dow(R) Target 5 4Q '07 - Term 12/31/08
                European Target 30 4Q '07 - Term 12/31/08
                 Global Target 15 4Q '07 - Term 12/31/08
               Nasdaq(R)  Target 15 4Q '07 - Term 12/31/08
             NYSE(R) Intl. Target 25 4Q '07 - Term 12/31/08
                  S&P Target 24 4Q '07 - Term 12/31/08
                S&P Target SMid 60 4Q '07 - Term 12/31/08
                   Target 50/50 4Q '07 - Term 12/31/08
                Target Divsd. Dvd. 4Q '07 - Term 12/31/08
             Target Dvd. Multi-Strat. 4Q '07 - Term 12/31/08
                  Target Growth 4Q '07 - Term 12/31/08
                 Target Small-Cap 4Q '07 - Term 12/31/08
              Target VIP Cons. Eqty. 4Q '07 - Term 12/31/08
          Value Line(R) Divsd. Target 40 4Q '07 - Term 12/31/08

                                 FT 1520

FT 1520 is a series of a unit investment trust, the FT Series. FT 1520 consists of 14 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                             FIRST TRUST (R)

                              1-800-621-1675


            The date of this prospectus is September 28, 2007

                            Table of Contents

Summary of Essential Information                                      3
Fee Table                                                             7
Report of Independent Registered Public Accounting Firm              10
Statements of Net Assets                                             11
Schedules of Investments                                             15
The FT Series                                                        38
Portfolios                                                           39
Risk Factors                                                         46
Hypothetical Performance Information                                 49
Public Offering                                                      53
Distribution of Units                                                55
The Sponsor's Profits                                                56
The Secondary Market                                                 57
How We Purchase Units                                                57
Expenses and Charges                                                 57
Tax Status                                                           58
Retirement Plans                                                     61
Rights of Unit Holders                                               61
Income and Capital Distributions                                     62
Redeeming Your Units                                                 63
Investing in a New Trust                                             64
Removing Securities from a Trust                                     64
Amending or Terminating the Indenture                                65
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                           66
Other Information                                                    67

                     Summary of Essential Information

                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                The Dow (R)      European         Global           The Nasdaq(R)
                                                                Target 5         Target 30        Target 15        Target 15
                                                                Portfolio, 4th   Portfolio, 4th   Portfolio, 4th   Portfolio, 4th
                                                                Quarter 2007     Quarter 2007     Quarter 2007     Quarter 2007
                                                                Series           Series           Series           Series
                                                                ______________   ______________   ______________   ______________
Initial Number of Units (1)                                          15,637           45,518           16,336           17,302
Fractional Undivided Interest in the Trust per Unit (1)            1/15,637         1/45,518         1/16,336         1/17,302
Public Offering Price:
Public Offering Price per Unit (2)                               $   10.000       $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                             (.100)           (.100)           (.100)           (.100)
                                                                 __________       __________       __________       __________
Aggregate Offering Price Evaluation of Securities per Unit (4)        9.900            9.900            9.900            9.900
   Less Deferred Sales Charge per Unit (3)                            (.145)           (.145)           (.145)           (.145)
                                                                 __________       __________       __________       __________
Redemption Price per Unit (5)                                         9.755            9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)                 (.050)           (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                              (.029)           (.029)           (.020)           (.029)
                                                                 __________       __________       __________       __________
Net Asset Value per Unit                                         $    9.676       $    9.676       $    9.685       $    9.676
                                                                 ==========       ==========       ==========       ==========
Estimated Net Annual Distribution per Unit (6)                   $    .3203          $ .2270          $ .3551          $ .0496
Cash CUSIP Number                                                30272V 109       30272V 158       30272V 208       30272V 257
Reinvestment CUSIP Number                                        30272V 117       30272V 166       30272V 216       30272V 265
Fee Accounts Cash CUSIP Number                                   30272V 125       30272V 174       30272V 224       30272V 273
Fee Accounts Reinvestment CUSIP Number                           30272V 133       30272V 182       30272V 232       30272V 281
FTPS CUSIP Number                                                30272V 141       30272V 190       30272V 240       30272V 299
Security Code                                                        047553           047464           047469           047474
Ticker Symbol                                                        FFIVQX           FEPQOX           FGVBLX           FNASDX

First Settlement Date                                               October 3, 2007
Mandatory Termination Date (7)                                      December 31, 2008
Rollover Notification Date (8)                                      December 1, 2008
Special Redemption and Liquidation Period (8)                       December 15, 2008 to December 31, 2008
Distribution Record Date                                            Fifteenth day of each month, commencing October 15, 2007.
Distribution Date (6)                                               Last day of each month, commencing October 31, 2007.

____________

See "Notes to Summary of Essential Information" on page 6.


                     Summary of Essential Information

                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                NYSE (R)
                                                                International    The S&P          S&P
                                                                Target 25        Target 24        Target SMid 60   Target 50/50
                                                                Portfolio, 4th   Portfolio, 4th   Portfolio, 4th   Portfolio, 4th
                                                                Quarter 2007     Quarter 2007     Quarter 2007     Quarter 2007
                                                                Series           Series           Series           Series
                                                                ______________  _______________  ________________  ______________
Initial Number of Units (1)                                          17,819           14,750           15,316           46,058
Fractional Undivided Interest in the Trust per Unit (1)            1/17,819         1/14,750         1/15,316         1/46,058
Public Offering Price:
Public Offering Price per Unit (2)                               $   10.000       $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                             (.100)           (.100)           (.100)           (.100)
                                                                ___________      ___________      ___________      ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)        9.900            9.900            9.900            9.900
   Less Deferred Sales Charge per Unit (3)                            (.145)           (.145)           (.145)           (.145)
                                                                 __________       __________       __________       __________
Redemption Price per Unit (5)                                         9.755            9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)                 (.050)           (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                              (.020)           (.029)           (.029)           (.020)
                                                                 __________       __________       __________       __________
Net Asset Value per Unit                                         $    9.685            9.676       $    9.676       $    9.685
                                                                 ==========       ==========       ==========       ==========

Estimated Net Annual Distribution per Unit (6)                   $    .2274       $    .1080       $    .1568       $    .2411
Cash CUSIP Number                                                30272V 307       30272V 356       30272V 406       30272V 455
Reinvestment CUSIP Number                                        30272V 315       30272V 364       30272V 414       30272V 463
Fee Accounts Cash CUSIP Number                                   30272V 323       30272V 372       30272V 422       30272V 471
Fee Accounts Reinvestment CUSIP Number                           30272V 331       30272V 380       30272V 430       30272V 489
FTPS CUSIP Number                                                30272V 349       30272V 398       30272V 448       30272V 497
Security Code                                                        047478           047483           047488           047493
Ticker Symbol                                                        FINLQX           FSPFRX           FSMDSX           FTFIFX

First Settlement Date                                                October 3, 2007
Mandatory Termination Date (7)                                       December 31, 2008
Rollover Notification Date (8)                                       December 1, 2008
Special Redemption and Liquidation Period (8)                        December 15, 2008 to December 31, 2008
Distribution Record Date                                             Fifteenth day of each month, commencing October 15, 2007.
Distribution Date (6)                                                Last day of each month, commencing October 31, 2007.

____________

See "Notes to Summary of Essential Information" on page 6.

                     Summary of Essential Information

                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                 Target           Target
                                                                 Diversified      Dividend         Target           Target
                                                                 Dividend         Multi-Strategy   Growth           Small-Cap
                                                                 Portfolio, 4th   Portfolio, 4th   Portfolio, 4th   Portfolio, 4th
                                                                 Quarter 2007     Quarter 2007     Quarter 2007     Quarter 2007
                                                                 Series           Series           Series           Series
                                                                 _______________  _______________  _______________  _______________
Initial Number of Units (1)                                           17,378           44,651           17,875           16,425
Fractional Undivided Interest in the Trust per Unit (1)             1/17,378         1/44,651         1/17,875         1/16,425
Public Offering Price:
Public Offering Price per Unit (2)                                $   10.000       $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                              (.100)           (.100)           (.100)           (.100)
                                                                  __________       __________       __________       __________
Aggregate Offering Price Evaluation of Securities per Unit (4)         9.900            9.900            9.900            9.900
   Less Deferred Sales Charge per Unit (3)                             (.145)           (.145)           (.145)           (.145)
                                                                  __________       __________       __________       __________
Redemption Price per Unit (5)                                          9.755            9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)                  (.050)           (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                               (.020)           (.029)           (.029)           (.029)
                                                                  __________       __________       __________       __________
Net Asset Value per Unit                                          $    9.685       $    9.676       $    9.676       $    9.676
                                                                  ==========       ==========       ==========       ==========

Estimated Net Annual Distribution per Unit (6)                    $    .3191       $    .3598       $    .0396       $    .0065
Cash CUSIP Number                                                 30272V 505       30272V 554       30272V 604       30272V 653
Reinvestment CUSIP Number                                         30272V 513       30272V 562       30272V 612       30272V 661
Fee Accounts Cash CUSIP Number                                    30272V 521       30272V 570       30272V 620       30272V 679
Fee Accounts Reinvestment CUSIP Number                            30272V 539       30272V 588       30272V 638       30272V 687
FTPS CUSIP Number                                                 30272V 547       30272V 596       30272V 646       30272V 695
Security Code                                                         047559           047498           047503           047564
Ticker Symbol                                                         FDVSQX           FDMLSX           FGRWQX           FSLQOX

First Settlement Date                                               October 3, 2007
Mandatory Termination Date (7)                                      December 31, 2008
Rollover Notification Date (8)                                      December 1, 2008
Special Redemption and Liquidation Period (8)                       December 15, 2008 to December 31, 2008
Distribution Record Date                                            Fifteenth day of each month, commencing October 15, 2007.
Distribution Date (6)                                               Last day of each month, commencing October 31, 2007.

____________

See "Notes to Summary of Essential Information" on page 6.

                     Summary of Essential Information

                                 FT 1520


 At the Opening of Business on the Initial Date of Deposit-September 28, 2007


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                          Target VIP        Value Line(R)
                                                                                          Conservative      Diversified
                                                                                          Equity            Target 40
                                                                                          Portfolio, 4th    Portfolio, 4th
                                                                                          Quarter 2007      Quarter 2007
                                                                                          Series            Series
                                                                                          _______________   _______________
Initial Number of Units (1)                                                                    46,660           15,233
Fractional Undivided Interest in the Trust per Unit (1)                                      1/46,660         1/15,233
Public Offering Price:
Public Offering Price per Unit (2)                                                         $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                                                       (.100)           (.100)

                                                                                           __________       __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                  9.900            9.900
   Less Deferred Sales Charge per Unit (3)                                                      (.145)           (.145)
                                                                                           __________       __________
Redemption Price per Unit (5)                                                                   9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)                                           (.050)           (.050)
    Less Organization Costs per Unit (5)                                                        (.029)           (.029)
                                                                                           __________       __________
Net Asset Value per Unit                                                                   $    9.676       $    9.676
                                                                                           ==========       ==========
Estimated Net Annual Distribution per Unit (6)                                             $    .1345       $    .0336
Cash CUSIP Number                                                                          30272V 703       30272V 752
Reinvestment CUSIP Number                                                                  30272V 711       30272V 760
Fee Accounts Cash CUSIP Number                                                             30272V 729       30272V 778
Fee Accounts Reinvestment CUSIP Number                                                     30272V 737       30272V 786
FTPS CUSIP Number                                                                          30272V 745       30272V 794
Security Code                                                                                  047569           047508
Ticker Symbol                                                                                  FCNEQX           FVLFOX

First Settlement Date                                                October 3, 2007
Mandatory Termination Date (7)                                       December 31, 2008
Rollover Notification Date (8)                                       December 1, 2008
Special Redemption and Liquidation Period (8)                        December 15, 2008 to December 31, 2008
Distribution Record Date                                             Fifteenth day of each month, commencing October 15, 2007.
Distribution Date (6)                                                Last day of each month, commencing October 31, 2007.

____________

(1) As of the close of business on October 1, 2007, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the last day of each month to Unit holders of record on the fifteenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions." At the rollover date for Rollover Unit holders or upon termination of a Trust for remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."

                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.



                                                          The Dow(R)                  European                      Global
                                                      Target 5 Portfolio          Target 30 Portfolio         Target 15 Portfolio
                                                    4th Quarter 2007 Series     4th Quarter 2007 Series     4th Quarter 2007 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .200%(d)     $.0200
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .144%(f)     $.0144         .370%(f)     $.0370         .203%(f)     $.0203
                                                   -----        ------         -----        ------         -----        ------
Total                                              .204%        $.0204         .430%        $.0430         .263%        $.0263
                                                   =====        ======         =====        ======         =====        ======

                                                        The Nasdaq(R)            NYSE(R) International        The S&P Target 24
                                                      Target 15 Portfolio         Target 25 Portfolio              Portfolio
                                                    4th Quarter 2007 Series     4th Quarter 2007 Series     4th Quarter 2007 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .200%(d)     $.0200         .290%(d)     $.0290
                                                   =====        ======         ======       ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .154%(f)     $.0154         .154%(f)     $.0154         .164%(f)     $.0164
                                                   -----        ------         -----        ------         -----        ------
Total                                              .214%        $.0214         .214%        $.0214         .224%        $.0224
                                                   =====        ======         =====        ======         =====        ======

                                                      S&P Target SMid 60            Target 50/50              Target Diversified
                                                          Portfolio                   Portfolio                Dividend Portfolio
                                                    4th Quarter 2007 Series     4th Quarter 2007 Series     4th Quarter 2007 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .200%(d)     $.0200         .200%(d)     $.0200
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .149%(f)     $.0149         .305%         .0305         .114%(f)     $.0114
                                                   -----        ------         -----        ------         -----        ------
Total                                              .209%        $.0209         .365%        $.0365         .174%        $.0174
                                                   =====        ======         =====        ======         =====        ======


                                                       Target Dividend               Target Growth             Target Small-Cap
                                                    Multi-Strategy Portfolio          Portfolio                    Portfolio
                                                    4th Quarter 2007 Series     4th Quarter 2007 Series     4th Quarter 2007 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .392%(f)     $.0392         .114%(f)     $.0114         .114%(f)     $.0114
                                                   -----        ------         -----        ------         -----        ------
Total                                              .452%        $.0452         .174%        $.0174         .174%        $.0174
                                                   =====        ======         =====        ======         =====        ======

                                                                                     Target VIP
                                                                                 Conservative Equity      Value Line(R) Diversified
                                                                                      Portfolio               Target 40 Portfolio
                                                                               4th Quarter 2007 Series     4th Quarter 2007 Series
                                                                               -----------------------     -----------------------
                                                                                            Amount                     Amount
                                                                                            per Unit                   per Unit
                                                                                            --------                   --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                                                           1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                                                          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                                                   0.50%(c)     $.050          0.50%(c)     $.050
                                                                               -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)                                       2.95%        $.295          2.95%        $.295
                                                                               =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                                                   .290%(d)     $.0290         .290%(d)     $.0290
                                                                               =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                                                   .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses                                     .268%(f)     $.0268         .264%(f)     $.0264
                                                                               -----        ------         -----        ------
Total                                                                          .328%        $.0323         .324%        $.0324
                                                                               =====        ======         =====        ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:


                                                                            1 Year     3 Years    5 Years    10 Years
                                                                            ______     _______    _______    ________
The Dow(R) Target 5 Portfolio, 4th Quarter 2007 Series                      $344       $847       $1,131     $2,322
European Target 30 Portfolio, 4th Quarter 2007 Series                        367        914        1,244      2,554
Global Target 15 Portfolio, 4th Quarter 2007 Series                          341        838        1,125      2,311
The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2007 Series                   345        850        1,136      2,333
NYSE(R) International Target 25 Portfolio, 4th Quarter 2007 Series           336        823        1,100      2,260
The S&P Target 24 Portfolio, 4th Quarter 2007 Series                         346        853        1,141      2,343
S&P Target SMid 60 Portfolio, 4th Quarter 2007 Series                        345        849        1,133      2,328
Target 50/50 Portfolio, 4th Quarter 2007 Series                              352        868        1,176      2,416
Target Diversified Dividend Portfolio, 4th Quarter 2007 Series               332        811        1,080      2,218
Target Dividend Multi-Strategy Portfolio, 4th Quarter 2007 Series            369        921        1,255      2,576
Target Growth Portfolio, 4th Quarter 2007 Series                             341        838        1,115      2,291
Target Small-Cap Portfolio, 4th Quarter 2007 Series                          341        838        1,115      2,291
Target VIP Conservative Equity Portfolio, 4th Quarter 2007 Series            357        884        1,193      2,450
Value Line(R) Diversified Target 40 Portfolio, 4th Quarter 2007 Series       356        883        1,191      2,446

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 18, 2008.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."


                          Report of Independent
                    Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1520


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 1520, comprising Dow(R) Target 5 4Q '07 -
 Term 12/31/08 (The Dow(R) Target 5 Portfolio, 4th Quarter 2007 Series); European Target 30 4Q '07 - Term 12/31/08 (European Target 30 Portfolio, 4th Quarter 2007 Series); Global Target 15 4Q '07 - Term 12/31/08
(Global Target 15 Portfolio, 4th Quarter 2007 Series); Nasdaq(R) Target 15 4Q '07 - Term 12/31/08 (The Nasdaq(R) Target 15 Portfolio, 4th
Quarter 2007 Series); NYSE(R) Intl. Target 25 4Q '07 - Term 12/31/08 (NYSE(R) International Target 25 Portfolio, 4th Quarter 2007 Series);
S&P Target 24 4Q '07 - Term 12/31/08 (The S&P Target 24 Portfolio, 4th Quarter 2007 Series); S&P Target SMid 60 4Q '07 - Term 12/31/08 (S&P Target SMid 60 Portfolio, 4th Quarter 2007 Series); Target 50/50 4Q '07 -
 Term 12/31/08 (Target 50/50 Portfolio, 4th Quarter 2007 Series); Target Divsd. Dvd. 4Q '07 - Term 12/31/08 (Target Diversified Dividend Portfolio, 4th Quarter 2007 Series); Target Dvd. Multi-Strat. 4Q '07 - Term 12/31/08 (Target Dividend Multi-Strategy Portfolio, 4th Quarter
2007 Series); Target Growth 4Q '07 - Term 12/31/08 (Target Growth Portfolio, 4th Quarter 2007 Series); Target Small-Cap 4Q '07 - Term 12/31/08 (Target Small-Cap Portfolio, 4th Quarter 2007 Series); Target VIP Cons. Eqty. 4Q '07 - Term 12/31/08 (Target VIP Conservative Equity Portfolio, 4th Quarter 2007 Series); and Value Line(R) Divsd. Target 40 4Q '07 - Term 12/31/08 (Value Line(R) Diversified Target 40 Portfolio, 4th Quarter 2007 Series) (collectively, the "Trusts"), as of the opening of business on September 28, 2007 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, audits of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on September 28, 2007, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 1520, comprising Dow(R) Target 5 4Q '07 - Term 12/31/08 (The Dow(R) Target 5 Portfolio, 4th Quarter 2007 Series); European Target 30 4Q '07 - Term 12/31/08 (European Target 30 Portfolio, 4th Quarter 2007 Series); Global Target 15 4Q '07 - Term 12/31/08 (Global Target 15 Portfolio, 4th Quarter 2007 Series); Nasdaq(R) Target 15 4Q '07 - Term 12/31/08 (The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2007 Series); NYSE(R) Intl. Target 25 4Q '07 - Term 12/31/08 (NYSE(R) International Target 25 Portfolio, 4th Quarter 2007 Series); S&P Target 24 4Q '07 - Term 12/31/08 (The S&P Target 24 Portfolio, 4th Quarter 2007 Series); S&P Target SMid 60 4Q '07 - Term 12/31/08 (S&P Target SMid 60 Portfolio, 4th Quarter 2007 Series); Target 50/50 4Q '07 - Term 12/31/08 (Target 50/50 Portfolio, 4th Quarter 2007 Series); Target Divsd. Dvd. 4Q '07 - Term 12/31/08 (Target Diversified Dividend Portfolio, 4th Quarter 2007 Series); Target Dvd. Multi-Strat. 4Q '07 - Term 12/31/08 (Target Dividend Multi-Strategy Portfolio, 4th Quarter 2007 Series); Target Growth 4Q '07 - Term 12/31/08 (Target Growth Portfolio, 4th Quarter 2007 Series); Target Small-Cap 4Q '07 - Term 12/31/08 (Target Small-Cap Portfolio, 4th Quarter 2007 Series); Target VIP Cons. Eqty. 4Q '07 - Term 12/31/08 (Target VIP Conservative Equity Portfolio, 4th Quarter 2007 Series); and Value Line(R) Divsd. Target 40 4Q '07 - Term 12/31/08 (Value Line(R) Diversified Target 40 Portfolio, 4th Quarter 2007 Series), as of the opening of business on September 28, 2007 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
September 28, 2007

                         Statements of Net Assets

                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                          European                              The Nasdaq (R)
                                                     The Dow(R)           Target 30          Global Target 15   Target 15
                                                     Target 5 Portfolio   Portfolio          Portfolio          Portfolio
                                                     4th Quarter          4th Quarter        4th Quarter        4th Quarter
                                                     2007 Series          2007 Series        2007 Series        2007 Series
                                                     __________________   ___________        _________________  ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                     $154,810             $450,632           $161,728           $171,292
Less liability for reimbursement to Sponsor
   for organization costs (3)                            (453)              (1,320)              (327)              (502)
Less liability for deferred sales charge (4)           (2,267)              (6,600)            (2,369)            (2,509)
Less liability for creation and development fee (5)      (782)              (2,276)              (817)              (865)
                                                     ________             ________           ________           ________
Net assets                                           $151,308             $440,436           $158,215           $167,416
                                                     ========             ========           ========           ========
Units outstanding                                      15,637               45,518             16,336             17,302
Net asset value per Unit (6)                         $  9.676             $  9.676           $  9.685           $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                $156,374             $455,184           $163,361           $173,022
Less maximum sales charge (7)                          (4,613)             (13,428)            (4,819)            (5,104)
Less estimated reimbursement to Sponsor
   for organization costs (3)                            (453)              (1,320)              (327)              (502)
                                                     ________             ________           ________           ________
Net assets                                           $151,308             $440,436           $158,215           $167,416
                                                     ========             ========           ========           ========

__________

See "Notes to Statements of Net Assets" on page 14.

                         Statements of Net Assets

                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                    NYSE (R)
                                                    International        The S&P              S&P                  Target 50/50
                                                    Target 25            Target 24            Target SMid 60       Portfolio
                                                    Portfolio, 4th       Portfolio, 4th       Portfolio, 4th       4th Quarter
                                                    Quarter 2007 Series  Quarter 2007 Series  Quarter 2007 Series  2007 Series
                                                    ___________________  ___________________  ___________________  _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                    $176,407             $146,029             $151,631             $455,976
Less liability for reimbursement to Sponsor
   for organization costs (3)                           (356)                (428)                (444)                (921)
Less liability for deferred sales charge (4)          (2,584)              (2,139)              (2,221)              (6,678)
Less liability for creation and development fee (5)     (891)                (738)                (766)              (2,303)
                                                    ________             ________             ________             ________
Net assets                                          $172,576             $142,724             $148,200             $446,074
                                                    ========             ========             ========             ========
Units outstanding                                     17,819               14,750               15,316               46,058
Net asset value per Unit (6)                        $  9.685             $  9.676             $  9.676             $  9.685

ANALYSIS OF NET ASSETS
Cost to investors (7)                               $178,189             $147,503             $153,162             $460,582
Less maximum sales charge (7)                         (5,257)              (4,351)              (4,518)             (13,587)
Less estimated reimbursement to Sponsor
   for organization costs (3)                           (356)                (428)                (444)                (921)
                                                    ________             ________             ________             ________
Net assets                                          $172,576             $142,724             $148,200             $446,074
                                                    ========             ========             ========             ========
__________

See "Notes to Statements of Net Assets" on page 14.

                         Statements of Net Assets

                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007



                                                                           Target Dividend
                                                      Target Diversified   Multi-Strategy     Target Growth      Target Small-Cap
                                                      Dividend Portfolio   Portfolio          Portfolio          Portfolio
                                                      4th Quarter          4th Quarter        4th Quarter        4th Quarter
                                                      2007 Series          2007 Series        2007 Series        2007 Series
                                                      __________________   _______________    ______________     _________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                      $172,039             $442,048           $176,964           $162,608
Less liability for reimbursement to Sponsor
   for organization costs (3)                             (348)              (1,295)              (518)              (476)
Less liability for deferred sales charge (4)            (2,520)              (6,474)            (2,592)            (2,382)
Less liability for creation and development fee (5)       (869)              (2,233)              (894)              (821)
                                                      ________             ________           ________           ________
Net assets                                            $168,302             $432,046           $172,960           $158,929
                                                      ========             ========           ========           ========
Units outstanding                                       17,378               44,651             17,875             16,425
Net asset value per Unit (6)                          $  9.685              $ 9.676            $ 9.676            $ 9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                 $173,777             $446,513           $178,751           $164,250
Less maximum sales charge (7)                           (5,127)             (13,172)           (5,273)            (4,845)
Less estimated reimbursement to Sponsor
   for organization costs (3)                             (348)              (1,295)              (518)              (476)
                                                      ________             ________           ________           ________
Net assets                                            $168,302             $432,046           $172,960           $158,929
                                                      ========             ========           ========           ========
__________

See "Notes to Statements of Net Assets" on page 14.

                         Statements of Net Assets

                                 FT 1520


 At the Opening of Business on the Initial Date of Deposit-September 28, 2007


                                                                                 Target VIP            Value Line(R)
                                                                                 Conservative Equity   Diversified Target 40
                                                                                 Portfolio, 4th        Portfolio, 4th
                                                                                 Quarter 2007 Series   Quarter 2007 Series
                                                                                 ___________________   _____________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)               $461,931              $150,810
Less liability for reimbursement to Sponsor for organization costs (3)             (1,353)                 (442)
Less liability for deferred sales charge (4)                                       (6,766)               (2,209)
Less liability for creation and development fee (5)                                (2,333)                 (762)
                                                                                 ________              ________
Net assets                                                                       $451,479              $147,397
                                                                                 ========              ========

Units outstanding                                                                  46,660                15,233
Net asset value per Unit (6)                                                     $  9.676              $  9.676
ANALYSIS OF NET ASSETS
Cost to investors (7)                                                            $466,597              $152,333
Less maximum sales charge (7)                                                     (13,765)               (4,494)
Less estimated reimbursement to Sponsor for organization costs (3)                 (1,353)                 (442)
                                                                                 ________              ________
Net assets                                                                       $451,479              $147,397
                                                                                 ========              ========
__________

                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of December 31, 2008.

(2) An irrevocable letter of credit for approximately $4,000,000 issued by The Bank of New York (approximately $200,000 will be allocated to each of The Dow(R) Target 5 Portfolio, 4th Quarter 2007 Series; Global Target 15 Portfolio, 4th Quarter 2007 Series; The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2007 Series; NYSE(R) International Target 25 Portfolio, 4th Quarter 2007 Series; The S&P Target 24 Portfolio, 4th Quarter 2007 Series; S&P Target SMid 60 Portfolio, 4th Quarter 2007 Series; Target Diversified Dividend Portfolio, 4th Quarter 2007 Series; Target Growth Portfolio, 4th Quarter 2007 Series; Target Small-Cap Portfolio, 4th Quarter 2007 Series and Value Line(R) Diversified Target 40 Portfolio, 4th Quarter 2007 Series; and approximately $500,000 will be allocated to each of European Target 30 Portfolio, 4th Quarter 2007 Series; Target 50/50 Portfolio, 4th Quarter 2007 Series; Target Dividend Multi-Strategy Portfolio, 4th Quarter 2007 Series and Target VIP Conservative Equity Portfolio, 4th Quarter 2007 Series) has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The per Unit costs have been estimated as set forth in the Fee Table. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on January 18, 2008 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2008. If Unit holders redeem Units before March 20, 2008 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

         The Dow (R) Target 5 Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                               Percentage
                                                               of Aggregate   Number     Market      Cost of        Current
Ticker Symbol and                                              Offering       of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)(5)                            Price          Shares     Share       the Trust (2)  Yield (3)
___________________________________                            _____________  ______     _________   _________      _________
T        AT&T Inc.                                               20%            723      $  42.83    $ 30,966        3.32%
HD       The Home Depot, Inc.                                    20%            945         32.76      30,958        2.75%
JPM      JPMorgan Chase & Co.                                    20%            670         46.21      30,961        3.29%
PFE      Pfizer Inc.                                             20%          1,251         24.75      30,962        4.69%
VZ       Verizon Communications Inc.                             20%            693         44.68      30,963        3.85%
                                                               _____                                 ________
              Total Investments                                 100%                                 $154,810
                                                               =====                                 ========
___________

See "Notes to Schedules of Investments" on page 36.

                             Schedule of Investments

          European Target 30 Portfolio, 4th Quarter 2007 Series
                                 FT 1520


 At the Opening of Business on the Initial Date of Deposit-September 28, 2007


                                                                       Percentage                   Market      Cost of
Ticker Symbol and                                                      of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5) #                               Offering Price   of Shares   Share       the Trust (2)
________________________________________                               ______________   _________   _________   _____________
Austria (3.33%):
OMV AV       OMV AG                                                     3.33%            224        $ 67.01     $  15,010

Finland (3.33%):
STERV FH     Stora Enso Oyj                                             3.33%            783          19.18        15,015

France (16.65%):
FTE FP       France Telecom S.A.                                        3.33%            455          33.02        15,023
UG FP        PSA Peugeot Citroen S.A.                                   3.34%            183          82.27        15,055
RNO FP       Renault S.A.                                               3.32%            104         144.03        14,979
UL FP        Unibail-Rodamco S.A.                                       3.33%             59         254.61        15,022
VIV FP       Vivendi S.A.                                               3.33%            357          42.05        15,011

Germany (33.37%):
BAS GY       BASF AG                                                    3.33%            109         137.45        14,982
BMW GY       Bayerische Motoren Werke (BMW) AG                          3.34%            231          65.07        15,032
DAI GY       DaimlerChrysler AG                                         3.34%            151          99.59        15,038
LHA GY       Deutsche Lufthansa AG                                      3.34%            522          28.80        15,033
DTE GY       Deutsche Telekom AG                                        3.33%            773          19.43        15,020
EOA GY       E.ON AG                                                    3.34%             82         183.64        15,058
HEI GY       HeidelbergCement AG                                        3.34%            103         146.05        15,043
LIN GY       Linde AG                                                   3.34%            122         123.48        15,064
TKA GY       ThyssenKrupp AG                                            3.33%            235          63.93        15,022
VOW GY       Volkswagen AG                                              3.34%             67         224.68        15,054

Italy (6.67%):
ENI IM       Eni SpA                                                    3.34%            406          37.04       15,037
TIT IM       Telecom Italia SpA                                         3.33%          4,978           3.02       15,024

The Netherlands (6.66%):
PHIA NA      Koninklijke (Royal) Philips Electronics N.V.               3.33%            338          44.38       15,001
RDSB LN      Royal Dutch Shell Plc                                      3.33%            365          41.11       15,006

Norway (3.32%):
STL NO       Statoil ASA                                                3.32%            450          33.23       14,956

Portugal (3.33%):
GALP PL      Galp Energia, SGPS, S.A.                                   3.33%            978          15.36       15,017

Spain (6.67%):
ANA SM       Acciona S.A.                                               3.33%             56         267.69       14,991
REP SM       Repsol YPF, S.A.                                           3.34%            420          35.79       15,032

Switzerland (3.34%):
HOLN VX      Holcim Ltd.                                                3.34%            138         108.90       15,029

United Kingdom (13.33%):
ANTO LN      Antofagasta Plc                                            3.34%            939          16.00       15,026
BP/ LN       BP Plc                                                     3.33%           1,311         11.46       15,021
BLND LN      British Land Company Plc                                   3.33%            621          24.17       15,010
KAZ LN       Kazakhmys Plc                                              3.33%            510          29.45       15,021
                                                                      _______                                   ________
                  Total Investments                                   100.00%                                   $450,632
                                                                      =======                                   ========
___________

See "Notes to Schedules of Investments" on page 36.

                             Schedule of Investments

           Global Target 15 Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                Percentage                   Market      Cost of         Current
Ticker Symbol and                                               of Aggregate     Number      Value per   Securities to   Dividend
Name of Issuer of Securities (1)(4)(5) #                        Offering Price   of Shares   Share       the Trust (2)   Yield (3)
________________________________________                        ______________   _________   _________   _____________   _________
DJIA Companies (33.34%):
T             AT&T Inc.                                           6.67%           252        $ 42.83     $  10,793       3.32%
HD            The Home Depot, Inc.                                6.68%           330          32.76        10,811       2.75%
JPM           JPMorgan Chase & Co.                                6.66%           233          46.21        10,767       3.29%
PFE           Pfizer Inc.                                         6.67%           436          24.75        10,791       4.69%
VZ            Verizon Communications Inc.                         6.66%           241          44.68        10,768       3.85%

FT Index Companies (33.36%):
BT/A LN       BT Group Plc #                                      6.68%         1,752           6.16        10,799       5.52%
GKN LN        GKN Plc #                                           6.68%         1,515           7.13        10,795       4.11%
LOG LN        LogicaCMG Plc #                                     6.66%         3,524           3.06        10,772       4.20%
RBS LN        Royal Bank of Scotland Group Plc #                  6.66%         1,008          10.69        10,774       6.79%
VOD LN        Vodafone Group Plc #                                6.68%         2,987           3.62        10,799       4.21%

Hang Seng Index Companies (33.30%):
2388 HK       BOC Hong Kong (Holdings) Limited #                  6.99%         4,500           2.51        11,308       4.49%
1038 HK       Cheung Kong Infrastructure Holdings Limited #       6.91%         3,000           3.72        11,173       3.53%
6 HK          Hongkong Electric Holdings Limited #                6.38%         2,000           5.15        10,310       4.63%
8 HK          PCCW Limited #                                      6.51%        16,000           0.66        10,536       3.62%
551 HK        Yue Yuen Industrial (Holdings) Limited #            6.51%         3,500           3.01        10,532       3.51%
                                                                _______                                   ________
                      Total Investments                         100.00%                                   $161,728
                                                                =======                                   ========
_____________

See "Notes to Schedules of Investments" on page 36.

                             Schedule of Investments

       The Nasdaq (R) Target 15 Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007



                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
APOL       Apollo Group, Inc. (Class A) *                                  2.09%           59        $ 60.81     $  3,588
AAPL       Apple Inc. *                                                   24.98%          277         154.50       42,797
AMAT       Applied Materials, Inc.                                         5.66%          468          20.70        9,688
FWLT       Foster Wheeler Ltd. +*                                          1.81%           24         129.09        3,098
GRMN       Garmin Ltd. +                                                   5.02%           71         121.14        8,601
INTC       Intel Corporation                                              24.98%        1,661          25.76       42,787
ISRG       Intuitive Surgical, Inc. *                                      1.75%           13         231.00        3,003
LRCX       Lam Research Corporation *                                      1.30%           42          52.86        2,220
LBTYA      Liberty Global, Inc. *                                          1.54%           63          41.93        2,642
NVDA       NVIDIA Corporation *                                            3.99%          186          36.78        6,841
PCAR       PACCAR Inc.                                                     4.33%           85          87.17        7,409
RIMM       Research in Motion Limited +*                                  11.02%          189          99.86       18,874
TEVA       Teva Pharmaceutical Industries Ltd. (ADR) +                     7.10%          272          44.71       12,161
UAUA       UAL Corporation *                                               1.02%           38          45.77        1,739
WYNN       Wynn Resorts, Limited                                           3.41%           35          166.98       5,844
                                                                        ________                                 ________
                Total Investments                                       100.00%                                  $171,292
                                                                        ========                                 ========
___________

See "Notes to Schedules of Investments" on page 36.

                             Schedule of Investments

   NYSE(R) International Target 25 Portfolio, 4th Quarter 2007 Series
                                 FT 1520


 At the Opening of Business on the Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
Canada (4.00%):
ECA         EnCana Corp.                                                   4.00%           115       $ 61.34     $  7,054

France (4.00%):
FTE         France Telecom S.A. (ADR)                                      4.00%           213         33.10        7,050

Germany (16.02%):
AZ          Allianz AG (ADR)                                               4.00%           304         23.22        7,059
DAI         DaimlerChrysler AG                                             4.01%            71         99.54        7,067
DB          Deutsche Bank AG                                               4.01%            55        128.45        7,065
DT          Deutsche Telekom AG (ADR)                                      4.00%           363         19.46        7,064

Hong Kong (4.01%):
CHU         China Unicom Ltd. (ADR)                                        4.01%           336         21.03        7,066

Ireland (4.00%):
AIB         Allied Irish Banks Plc (ADR)                                   4.00%           148         47.66        7,054

Italy (7.99%):
E           Eni SpA (ADR)                                                  3.99%            95         74.11        7,040
TI          Telecom Italia SpA (ADR)                                       4.00%           234         30.19        7,064

Japan (24.00%):
HMC         Honda Motor Co., Ltd. (ADR)                                    3.99%           211         33.39        7,045
MC          Matsushita Electric Industrial Co., Ltd. (ADR)                 4.00%           379         18.64        7,065
NTT         Nippon Telegraph & Telephone Corporation (ADR)                 4.00%           307         22.97        7,052
DCM         NTT DoCoMo, Inc. (ADR)                                         4.00%           498         14.16        7,052
SNE         Sony Corporation (ADR)                                         4.00%           146         48.35        7,059
TM          Toyota Motor Corporation (ADR)                                 4.01%            61         115.88       7,069

The Netherlands (11.98%):
AEG         Aegon N.V.                                                     4.00%           370         19.05        7,048
ING         ING Groep N.V. (ADR)                                           3.99%           160         44.04        7,046
RDS/A       Royal Dutch Shell Plc (ADR)                                    3.99%            85         82.81        7,039

South Korea (8.01%):
KB          Kookmin Bank (ADR)                                             4.01%            86         82.20        7,069
KEP         Korea Electric Power Corporation (ADR)                         4.00%           303         23.30        7,060

Spain (4.00%):
REP         Repsol YPF, S.A.                                               4.00%           197         35.82        7,057

Switzerland (8.00%):
CS          Credit Suisse Group (ADR)                                      4.00%           107         65.97        7,059
UBS         UBS AG                                                         4.00%           133         53.11        7,064

United Kingdom (3.99%):
BCS         Barclays Plc (ADR)                                             3.99%           143         49.23        7,040
                                                                         _______                                 ________
             Total Investments                                           100.00%                                 $176,407
                                                                         =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 36.

                             Schedule of Investments

          The S&P Target 24 Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                       Percentage                   Market      Cost of
Ticker Symbol and                                                      of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                 Offering Price   of Shares   Share       the Trust (2)
______________________________________                                 ______________   _________   _________   _____________
MMM      3M Company                                                      6.78%          106         $ 93.39     $  9,899
AOC      Aon Corporation                                                11.51%          374           44.92       16,800
AZO      AutoZone, Inc. *                                                0.79%           10          115.44       1,154
CTL      CenturyTel, Inc.                                                0.95%           30           46.12        1,384
KO       The Coca-Cola Company                                           5.65%          144           57.33        8,256
EQ       Embarq Corporation                                              1.72%           44           57.06        2,511
EMR      Emerson Electric Co.                                            4.17%          114           53.37        6,084
ESV      ENSCO International Incorporated                                0.16%            4           57.08          228
EL       The Estee Lauder Companies Inc.                                 0.21%            7           42.79          300
XOM      Exxon Mobil Corporation                                         9.74%          153           92.97       14,225
RX       IMS Health Incorporated                                         2.34%          111           30.76        3,414
IBM      International Business Machines Corporation                    16.36%          203          117.71       23,895
JNS      Janus Capital Group Inc.                                        4.34%          225           28.17        6,338
NSM      National Semiconductor Corporation                              0.74%           40           27.16        1,086
PEP      PepsiCo, Inc.                                                   4.97%          100           72.62        7,262
ROK      Rockwell Automation, Inc.                                       1.11%           23           70.30        1,617
SLB      Schlumberger Limited +                                          2.30%           32          105.03        3,361
TMK      Torchmark Corporation                                           5.14%          120           62.57        7,508
DIS      The Walt Disney Company                                         7.03%          300           34.21       10,263
WAT      Waters Corporation *                                            2.65%           57           67.95        3,873
WIN      Windstream Corporation                                          1.29%          132           14.28        1,885
XLNX     Xilinx, Inc.                                                    0.80%           45           26.05        1,172
YUM      Yum! Brands, Inc.                                               1.82%           79           33.69        2,662
ZMH      Zimmer Holdings, Inc. *                                         7.43%          132           82.21       10,852
                                                                      ________                                  ________
              Total Investments                                        100.00%                                  $146,029
                                                                      ========                                  ========
______________________

See "Notes to Schedules of Investments" on page 36.

                             Schedule of Investments

          S&P Target SMid 60 Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
ADPT      Adaptec, Inc. *                                                 1.11%           441        $  3.82     $  1,685
AFG       American Financial Group, Inc.                                  2.21%           116          28.93        3,356
ARW       Arrow Electronics, Inc. *                                       2.21%            78          42.98        3,352
ATO       Atmos Energy Corporation                                        1.11%            59          28.44        1,678
AVA       Avista Corporation                                              1.12%            83          20.40        1,693
BKH       Black Hills Corporation                                         2.22%            81          41.61        3,370
ELY       Callaway Golf Company                                           2.23%           211          15.99        3,374
CBR       CIBER, Inc. *                                                   1.11%           215           7.85        1,688
COHR      Coherent, Inc. *                                                1.12%            55          30.74        1,691
CLP       Colonial Properties Trust                                       1.12%            49          34.50        1,691
CTS       CTS Corporation                                                 1.11%           127          13.30        1,689
DSL       Downey Financial Corp.                                          1.11%            29          58.15        1,686
RE        Everest Re Group, Ltd. +                                        2.24%            31         109.41        3,392
FBP       First BanCorp. +                                                1.11%           170           9.90        1,683
FNFG      First Niagara Financial Group, Inc.                             2.22%           237          14.21        3,368
FED       FirstFed Financial Corp. *                                      1.11%            33          50.75        1,675
FST       Forest Oil Corporation *                                        2.22%            78          43.21        3,370
GKSR      G&K Services, Inc.                                              1.12%            42          40.29        1,692
GXP       Great Plains Energy Incorporated                                2.23%           116          29.10        3,376
THG       Hanover Insurance Group Inc.                                    2.21%            76          44.18        3,358
HCC       HCC Insurance Holdings, Inc.                                    2.23%           120          28.17        3,380
HW        Headwaters Incorporated *                                       1.11%           113          14.85        1,678
HMN       Horace Mann Educators Corporation                               2.22%           170          19.82        3,369
HTCH      Hutchinson Technology Incorporated *                            1.12%            68          24.90        1,693
IDA       IDACORP, Inc.                                                   2.23%           101          33.42        3,375
JAKK      JAKKS Pacific, Inc. *                                           1.11%            66          25.41        1,677
KEM       KEMET Corporation *                                             2.22%           463           7.27        3,366
LEE       Lee Enterprises Incorporated                                    2.22%           221          15.26        3,372
MCY       Mercury General Corporation                                     2.21%            62          54.07        3,352
MLNM      Millennium Pharmaceuticals, Inc. *                              2.22%           332          10.16        3,373
NNN       National Retail Properties Inc.                                 1.12%            69          24.56        1,695
NU        Northeast Utilities                                             2.23%           117          28.87        3,378
OSG       Overseas Shipholding Group, Inc.                                2.21%           43           78.08        3,357

                        Schedule of Investments (cont'd.)

          S&P Target SMid 60 Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
CHUX     O'Charley's Inc.                                                 1.12%           111        $ 15.25     $  1,693
PLAB     Photronics, Inc. *                                               1.11%           146          11.51        1,680
PJC      Piper Jaffray Companies, Inc. *                                  1.11%            31          54.22        1,681
PNM      PNM Resources Inc.                                               2.22%           144          23.39        3,368
PSD      Puget Energy, Inc.                                               2.22%           137          24.61        3,372
RHB      RehabCare Group, Inc. *                                          1.11%            94          17.90        1,683
RFMD     RF Micro Devices, Inc. *                                         2.22%           520           6.48        3,370
SCG      SCANA Corporation                                                2.23%            87          38.81        3,376
SCHS     School Specialty, Inc. *                                         1.10%            48          34.79        1,670
CKH      SEACOR Holdings Inc. *                                           1.11%            18          93.83        1,689
SRP      Sierra Pacific Resources                                         2.22%           213          15.82        3,370
SKYW     SkyWest, Inc.                                                    1.10%            66          25.36        1,674
SAH      Sonic Automotive, Inc.                                           1.11%            69          24.47        1,688
SWX      Southwest Gas Corporation                                        1.12%            59          28.73        1,695
SSI      Stage Stores, Inc.                                               1.11%            91          18.48        1,682
SFY      Swift Energy Company *                                           1.11%            41          41.08        1,684
SNX      SYNNEX Corporation *                                             1.11%            81          20.81        1,686
TECD     Tech Data Corporation *                                          2.23%            84          40.31        3,386
THS      TreeHouse Foods, Inc. *                                          1.11%            60          28.00        1,680
TQNT     TriQuint Semiconductor, Inc. *                                   2.22%           693           4.86        3,368
UFCS     United Fire & Casualty Company                                   1.12%            43          39.34        1,692
UTR      Unitrin, Inc.                                                    2.21%            68          49.29        3,352
VSH      Vishay Intertechnology, Inc. *                                   2.22%           254          13.26        3,368
VOL      Volt Information Sciences, Inc. *                                1.11%            95          17.73        1,684
BER      W.R. Berkley Corporation                                         2.22%           114          29.58        3,372
WR       Westar Energy, Inc.                                              2.22%           134          25.11        3,365
WGL      WGL Holdings Inc.                                                2.22%            98          34.40        3,371
                                                                       ________                                  ________
              Total Investments                                         100.00%                                  $151,631
                                                                       ========                                  ========
______________________

See "Notes to Schedules of Investments" on page 36.

                             Schedule of Investments

             Target 50/50 Portfolio, 4th Quarter 2007 Series
                                 FT 1520


  At the Opening of Business on the Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
The Dow(R) Target Dividend Strategy Stocks (49.99%):
BKH          Black Hills Corporation                                       2.50%          274        $ 41.61     $  11,401
DTE          DTE Energy Company                                            2.50%          230          49.58        11,403
HBAN         Huntington Bancshares Incorporated                            2.50%          661          17.24        11,396
JPM          JPMorgan Chase & Co.                                          2.50%          247          46.21        11,414
LZB          La-Z-Boy Incorporated                                         2.50%        1,480           7.70        11,396
LNC          Lincoln National Corporation                                  2.50%          174          65.48        11,393
NCC          National City Corporation                                     2.50%          451          25.25        11,388
NI           NiSource Inc.                                                 2.50%          588          19.38        11,395
NU           Northeast Utilities                                           2.50%          395          28.87        11,404
PNW          Pinnacle West Capital Corporation                             2.50%          286          39.81        11,386
PNC          PNC Financial Services Group, Inc.                            2.49%          165          68.81        11,354
PNM          PNM Resources Inc.                                            2.50%          487          23.39        11,391
RRD          R. R. Donnelley & Sons Company                                2.50%          311          36.60        11,383
RF           Regions Financial Corporation                                 2.50%          381          29.92        11,399
RPM          RPM International, Inc.                                       2.50%          468          24.33        11,386
SXT          Sensient Technologies Corporation                             2.50%          398          28.62        11,391
UTR          Unitrin, Inc.                                                 2.50%          231          49.29        11,386
UVV          Universal Corporation                                         2.50%          226          50.48        11,408
WB           Wachovia Corporation                                          2.50%          225          50.66        11,398
WM           Washington Mutual, Inc.                                       2.50%          318          35.87        11,407

Target VIP Strategy Stocks (50.01%):

The Dow(R) Dividend and Repurchase Target 5 Strategy Stocks (8.31%):
MMM          3M Company                                                    1.66%           81          93.39         7,565
HPQ          Hewlett-Packard Company                                       1.66%          151          50.27         7,591
HON          Honeywell International Inc.                                  1.66%          128          59.20         7,578
MSFT         Microsoft Corporation                                         1.66%          257          29.49         7,579
DIS          The Walt Disney Company                                       1.67%          222          34.21         7,595

European Target 20 Strategy Stocks (8.29%) #:
AGN NA       Aegon N.V.                                                    0.42%          100          19.03         1,903
AV/ LN       Aviva Plc                                                     0.42%          128          14.85         1,901
BARC LN      Barclays Plc                                                  0.42%          155          12.22         1,894
BT/A LN      BT Group Plc                                                  0.42%          308           6.16         1,898
DBK GY       Deutsche Bank AG                                              0.42%           15         127.67         1,915
DTE GY       Deutsche Telekom AG                                           0.42%           98          19.43         1,904
ENEL IM      Enel SpA                                                      0.42%          168          11.28         1,895
ENI IM       Eni SpA                                                       0.41%           51          37.04         1,889
FORA NA      Fortis                                                        0.42%           64          29.78         1,906
FTE FP       France Telecom S.A.                                           0.41%           57          33.02         1,882
HBOS LN      HBOS Plc                                                      0.41%          102          18.54         1,891
HSBA LN      HSBC Holdings Plc                                             0.42%          103          18.48         1,904
INGA NA      ING Groep N.V.                                                0.41%           43          43.93         1,889
ISP IM       Intesa Sanpaolo                                               0.42%          249           7.63         1,899
KPN NA       Koninklijke (Royal) KPN N.V.                                  0.42%          110          17.32         1,905
LLOY LN      Lloyds TSB Group Plc                                          0.42%          173          10.98         1,900
RBS LN       Royal Bank of Scotland Group Plc                              0.42%          178          10.69         1,903
GLE FP       Societe Generale                                              0.41%           11         170.05         1,871
STL NO       Statoil ASA                                                   0.36%           50          33.23         1,662
TIT IM       Telecom Italia SpA                                            0.42%          629           3.02         1,898

                        Schedule of Investments (cont'd.)

             Target 50/50 Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
The Nasdaq(R) Target 15 Strategy Stocks (8.31%):
APOL         Apollo Group, Inc. (Class A) *                                0.17%           13        $ 60.81     $   791
AAPL         Apple Inc. *                                                  2.07%           61         154.50       9,424
AMAT         Applied Materials, Inc.                                       0.47%          104          20.70       2,153
FWLT         Foster Wheeler Ltd. +*                                        0.14%            5         129.09         645
GRMN         Garmin Ltd. +                                                 0.42%           16         121.14       1,938
INTC         Intel Corporation                                             2.08%          368          25.76       9,480
ISRG         Intuitive Surgical, Inc. *                                    0.15%            3         231.00         693
LRCX         Lam Research Corporation *                                    0.10%            9          52.86         476
LBTYA        Liberty Global, Inc. *                                        0.13%           14          41.93         587
NVDA         NVIDIA Corporation *                                          0.33%           41          36.78       1,508
PCAR         PACCAR Inc.                                                   0.36%           19          87.17       1,656
RIMM         Research in Motion Limited +*                                 0.92%           42          99.86       4,194
TEVA         Teva Pharmaceutical Industries Ltd. (ADR) +                   0.59%           60          44.71       2,683
UAUA         UAL Corporation *                                             0.09%            9          45.77         412
WYNN         Wynn Resorts, Limited                                         0.29%            8         166.98       1,336

The S&P Target 24 Strategy Stocks (8.34%):
MMM          3M Company                                                    0.57%           28          93.39       2,615
AOC          Aon Corporation                                               0.96%           97          44.92       4,357
AZO          AutoZone, Inc. *                                              0.08%            3         115.44         346
CTL          CenturyTel, Inc.                                              0.08%            8          46.12         369
KO           The Coca-Cola Company                                         0.46%           37          57.33       2,121
EQ           Embarq Corporation                                            0.15%           12          57.06         685
EMR          Emerson Electric Co.                                          0.35%           30          53.37       1,601
ESV          ENSCO International Incorporated                              0.01%            1          57.08          57
EL           The Estee Lauder Companies Inc.                               0.02%            2          42.79          86
XOM          Exxon Mobil Corporation                                       0.82%           40          92.97       3,719
RX           IMS Health Incorporated                                       0.20%           29          30.76         892
IBM          International Business Machines Corporation                   1.37%           53         117.71      6,239
JNS          Janus Capital Group Inc.                                      0.36%           59          28.17       1,662
NSM          National Semiconductor Corporation                            0.06%           10          27.16         272
PEP          PepsiCo, Inc.                                                 0.41%           26          72.62       1,888
ROK          Rockwell Automation, Inc.                                     0.09%            6          70.30         422
SLB          Schlumberger Limited +                                        0.18%            8         105.03         840
TMK          Torchmark Corporation                                         0.43%           31          62.57       1,940
DIS          The Walt Disney Company                                       0.58%           78          34.21       2,668
WAT          Waters Corporation *                                          0.22%           15          67.95       1,019
WIN          Windstream Corporation                                        0.11%           34          14.28         486
XLNX         Xilinx, Inc.                                                  0.07%           12          26.05         313
YUM          Yum! Brands, Inc.                                             0.15%           21          33.69         707
ZMH          Zimmer Holdings, Inc. *                                       0.61%           34          82.21       2,795

                        Schedule of Investments (cont'd.)

             Target 50/50 Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
Target Small-Cap Strategy Stocks (8.33%):
APOG         Apogee Enterprises, Inc.                                      0.19%           33        $ 26.60     $    878
ARJ          Arch Chemicals, Inc.                                          0.30%           29          47.00        1,363
BBBB         Blackboard Inc. *                                             0.34%           33          46.45        1,533
BKE          The Buckle, Inc.                                              0.31%           36          38.98        1,403
CBEY         Cbeyond, Inc. *                                               0.30%           33          41.74        1,377
CKP          Checkpoint Systems, Inc. *                                    0.28%           47          27.14        1,276
CIR          Circor International, Inc.                                    0.20%           19          47.09          895
CMTL         Comtech Telecommunications Corp. *                            0.34%           29          53.59        1,554
DW           Drew Industries Incorporated *                                0.23%           25          41.98        1,049
DXPE         DXP Enterprises, Inc. *                                       0.05%            7          35.66          250
RDEN         Elizabeth Arden, Inc. *                                       0.20%           34          26.69          907
EMS          Emergency Medical Services Corporation *                      0.06%           10          29.25          292
FALC         FalconStor Software, Inc. *                                   0.16%           60          12.25          735
FEIC         FEI Company *                                                 0.32%           46          31.88        1,466
FTEK         Fuel Tech, Inc. *                                             0.13%           27          21.96          593
GIFI         Gulf Island Fabrication, Inc.                                 0.14%           16          38.67          619
GLF          Gulfmark Offshore, Inc. *                                     0.29%           27          49.16        1,327
HL           Hecla Mining Company *                                        0.27%          141           8.73        1,231
IIG          Imergent, Inc.                                                0.07%           14          22.54          316
ININ         Interactive Intelligence, Inc. *                              0.09%           21          18.81          395
TVL          Lin TV Corp. *                                                0.09%           31          12.98          402
LOOP         LoopNet, Inc. *                                               0.20%           45          20.02          901
MTRX         Matrix Service Company *                                      0.15%           32          20.72          663
METH         Methode Electronics, Inc.                                     0.16%           45          15.79          711
MIDD         The Middleby Corporation *                                    0.29%           20          65.59        1,312
OMCL         Omnicell, Inc. *                                              0.24%           39          28.17        1,099
OVTI         OmniVision Technologies, Inc. *                               0.33%           65          22.88        1,487
OYOG         OYO Geospace Corporation *                                    0.14%            7          93.07          651
PDGI         PharmaNet Development Group Inc. *                            0.14%           22          30.06          661
PFWD         Phase Forward Inc. *                                          0.22%           50          20.22        1,011
POWI         Power Integrations, Inc. *                                    0.22%           34          29.87        1,016
ROLL         RBC Bearings Inc. *                                           0.21%           25          38.97          974
SMTC         Semtech Corporation *                                         0.33%           73          20.51        1,497
SWHC         Smith & Wesson Holding Corporation *                          0.21%           48          19.72          947
SPSS         SPSS Inc. *                                                   0.20%           22          41.34          909
UEIC         Universal Electronics, Inc. *                                 0.12%           17          32.34          550
USAP         Universal Stainless & Alloy Products, Inc. *                  0.07%            8          41.07          329
VIGN         Vignette Corporation *                                        0.14%           33          19.95          658
VLCM         Volcom, Inc. *                                                0.26%           28          42.23        1,182
ZUMZ         Zumiez Inc. *                                                 0.34%           34          45.55        1,549

                        Schedule of Investments (cont'd.)

             Target 50/50 Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________

Value Line(R) Target 25 Strategy Stocks (8.43%):
AAPL         Apple Inc. *                                                  1.29%           38        $154.50     $  5,871
BHP          BHP Billiton Limited (ADR) +                                  1.23%           72          77.65        5,591
CTV          CommScope, Inc. *                                             0.09%            8          51.67          413
CLB          Core Laboratories N.V. +*                                     0.08%            3         126.73          380
DECK         Deckers Outdoor Corporation *                                 0.10%            4         109.88          440
DO           Diamond Offshore Drilling, Inc.                               0.15%            6         114.05          684
FLIR         FLIR Systems, Inc. *                                          0.09%            7          56.88          398
GRMN         Garmin Ltd. +                                                 0.24%            9         121.14        1,090
ISRG         Intuitive Surgical, Inc. *                                    0.10%            2         231.00          462
KCI          Kinetic Concepts, Inc. *                                      0.09%            7          56.97          399
MDR          McDermott International, Inc. +*                              0.12%           10          54.15          541
NE           Noble Corporation +                                           0.12%           11          49.66          546
NOK          Nokia Oyj (ADR) +                                             1.39%          167          37.94        6,336
NVDA         NVIDIA Corporation *                                          0.19%           24          36.78          883
OI           Owens-Illinois, Inc. *                                        0.09%           10          40.27          403
PENX         Penford Corporation                                           0.09%           11          37.90          417
POT          Potash Corporation of Saskatchewan Inc. +                     0.32%           14         104.02        1,456
PCP          Precision Castparts Corp.                                     0.19%            6         147.83          887
RIMM         Research in Motion Limited +*                                 0.53%           24          99.86        2,397
SLB          Schlumberger Limited +                                        1.17%           51         105.03        5,357
SIGM         Sigma Designs, Inc. *                                         0.08%            8          48.29          386
SII          Smith International, Inc.                                     0.14%            9          72.01          648
PCU          Southern Copper Corporation                                   0.36%           13         125.17        1,627
TPX          Tempur-Pedic International Inc.                               0.09%           11          36.86          405
VSEA         Varian Semiconductor Equipment Associates, Inc. *             0.09%            8          52.56          420
                                                                          _______                                ________
                  Total Investments                                       100.00%                                $455,976
                                                                          =======                                ========
______________________

See "Notes to Schedules of Investments" on page 36.

                             Schedule of Investments

     Target Diversified Dividend Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
ABFS     Arkansas Best Corporation                                        2.51%           132        $ 32.66     $  4,311
T        AT&T Inc.                                                        2.49%           100          42.83        4,283
ATO      Atmos Energy Corporation                                         2.50%           151          28.44        4,294
BZH      Beazer Homes USA, Inc.                                           2.50%           501           8.58        4,299
BGG      Briggs & Stratton Corporation                                    2.50%           166          25.93        4,304
BLG      Building Materials Holding Corporation                           2.50%           396          10.87        4,305
CTL      CenturyTel, Inc.                                                 2.49%            93          46.12        4,289
CPSI     Computer Programs and Systems, Inc.                              2.51%           161          26.79        4,313
COP      ConocoPhillips                                                   2.50%            49          87.96        4,310
CORS     Corus Bankshares, Inc.                                           2.50%           320          13.43        4,298
CFC      Countrywide Financial Corporation                                2.50%           228          18.87        4,302
CRYP     CryptoLogic Ltd. +                                               2.50%           215          20.03        4,306
DHI      D.R. Horton, Inc.                                                2.50%           326          13.18        4,297
DOW      The Dow Chemical Company                                         2.50%            98          43.98        4,310
GVHR     Gevity HR, Inc.                                                  2.50%           402          10.70        4,301
IMN      Imation Corp.                                                    2.50%           174          24.68        4,294
TEG      Integrys Energy Group, Inc.                                      2.50%            83          51.79        4,299
SJM      The J. M. Smucker Company                                        2.51%            80          53.90        4,312
KBH      KB HOME                                                          2.50%           174          24.71        4,300
KELYA    Kelly Services, Inc.                                             2.50%           214          20.14        4,310
KFT      Kraft Foods Inc.                                                 2.50%           125          34.41        4,301
LFG      LandAmerica Financial Group, Inc.                                2.50%           110          39.08        4,299
LCAV     LCA-Vision Inc.                                                  2.49%           148          28.98        4,289
LPX      Louisiana-Pacific Corporation                                    2.50%           252          17.05        4,297
MAS      Masco Corporation                                                2.50%           187          23.00        4,301
MEOH     Methanex Corporation +                                           2.50%           180          23.87        4,297
OSG      Overseas Shipholding Group, Inc.                                 2.50%            55          78.08        4,294
PKE      Park Electrochemical Corp.                                       2.50%           127          33.89        4,304
PTEN     Patterson-UTI Energy, Inc.                                       2.50%           189          22.76        4,302
PFE      Pfizer Inc.                                                      2.50%           174          24.75        4,307
PNW      Pinnacle West Capital Corporation                                2.50%           108          39.81        4,299
PNM      PNM Resources Inc.                                               2.50%           184          23.39        4,304
RAI      Reynolds American Inc.                                           2.51%            68          63.51        4,319
SAFT     Safety Insurance Group, Inc.                                     2.51%           118          36.56        4,314
SEH      Spartech Corporation                                             2.50%           260          16.52        4,295
TU       TELUS Corporation +                                              2.50%            76          56.61        4,302
TNP      Tsakos Energy Navigation Ltd. +                                  2.50%            59          72.85        4,298
UVV      Universal Corporation                                            2.49%            85          50.48        4,291
VZ       Verizon Communications Inc.                                      2.49%            96          44.68        4,289
WYE      Wyeth                                                            2.50%            96          44.79        4,300
                                                                       ________                                  ________
              Total Investments                                         100.00%                                  $172,039
                                                                        ========                                 ========
______________________

See "Notes to Schedules of Investments" on page 36.

                             Schedule of Investments

    Target Dividend Multi-Strategy Portfolio, 4th Quarter 2007 Series
                                 FT 1520


  At the Opening of Business on the Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
The Dow(R) Target Dividend Strategy Stocks (24.98%):
BKH        Black Hills Corporation                                        1.25%          133          $ 41.61    $  5,534
DTE        DTE Energy Company                                             1.24%          111            49.58       5,503
HBAN       Huntington Bancshares Incorporated                             1.25%          320            17.24       5,517
JPM        JPMorgan Chase & Co.                                           1.25%          120            46.21       5,545
LZB        La-Z-Boy Incorporated                                          1.25%          716             7.70       5,513
LNC        Lincoln National Corporation                                   1.24%           84            65.48       5,500
NCC        National City Corporation                                      1.26%          220            25.25       5,555
NI         NiSource Inc.                                                  1.25%          285            19.38       5,523
NU         Northeast Utilities                                            1.25%          191            28.87       5,514
PNW        Pinnacle West Capital Corporation                              1.25%          139            39.81       5,534
PNC        PNC Financial Services Group, Inc.                             1.25%           80            68.81       5,505
PNM        PNM Resources Inc.                                             1.25%          236            23.39       5,520
RRD        R. R. Donnelley & Sons Company                                 1.25%          151            36.60       5,527
RF         Regions Financial Corporation                                  1.25%          184            29.92       5,505
RPM        RPM International, Inc.                                        1.25%          227            24.33       5,523
SXT        Sensient Technologies Corporation                              1.25%          193            28.62       5,524
UTR        Unitrin, Inc.                                                  1.25%          112            49.29       5,520
UVV        Universal Corporation                                          1.24%          109            50.48       5,502
WB         Wachovia Corporation                                           1.25%          109            50.66       5,522
WM         Washington Mutual, Inc.                                        1.25%          154            35.87       5,524

European Target 20 Strategy Stocks (24.89%) #:
AGN NA     Aegon N.V.                                                     1.25%          290            19.03       5,520
AV/ LN     Aviva Plc                                                      1.25%          372            14.85       5,523
BARC LN    Barclays Plc                                                   1.25%          452            12.22       5,522
BT/A LN    BT Group Plc                                                   1.25%          896             6.16       5,523
DBK GY     Deutsche Bank AG                                               1.24%           43           127.67       5,490
DTE GY     Deutsche Telekom AG                                            1.25%          284            19.43       5,518
ENEL IM    Enel SpA                                                       1.25%          489            11.28       5,516
ENI IM     Eni SpA                                                        1.25%          149            37.04       5,518
FORA NA    Fortis                                                         1.25%          185            29.78       5,509
FTE FP     France Telecom S.A.                                            1.25%          167            33.02       5,514
HBOS LN    HBOS Plc                                                       1.25%          298            18.54       5,526
HSBA LN    HSBC Holdings Plc                                              1.25%          299            18.48       5,526
INGA NA    ING Groep N.V.                                                 1.25%          126            43.93       5,535
ISP IM     Intesa Sanpaolo                                                1.25%          724             7.63       5,523
KPN NA     Koninklijke (Royal) KPN N.V.                                   1.25%          319            17.32       5,526
LLOY LN    Lloyds TSB Group Plc                                           1.25%          503            10.98       5,524
RBS LN     Royal Bank of Scotland Group Plc                               1.25%          517            10.69       5,526
GLE FP     Societe Generale                                               1.27%           33           170.05       5,612
STL NO     Statoil ASA                                                    1.13%          150            33.23       4,985
TIT IM     Telecom Italia SpA                                             1.25%        1,831             3.02       5,526

                        Schedule of Investments (cont'd.)

    Target Dividend Multi-Strategy Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
Global Target 15 Strategy Stocks (25.15%):
T           AT&T Inc.                                                     1.67%             172      $ 42.83     $  7,367
2388 HK     BOC Hong Kong (Holdings) Limited #                            1.71%           3,000         2.51        7,539
BT/A LN     BT Group Plc #                                                1.67%           1,195         6.16        7,366
1038 HK     Cheung Kong Infrastructure Holdings Limited #                 1.68%           2,000         3.72        7,449
GKN LN      GKN Plc #                                                     1.67%           1,034         7.13        7,368
HD          The Home Depot, Inc.                                          1.67%             226        32.76        7,404
6 HK        Hongkong Electric Holdings Limited #                          1.75%           1,500         5.15        7,732
JPM         JPMorgan Chase & Co.                                          1.66%             159        46.21        7,347
LOG LN      LogicaCMG Plc #                                               1.67%           2,410         3.06        7,367
8 HK        PCCW Limited #                                                1.64%          11,000         0.66        7,243
PFE         Pfizer Inc.                                                   1.66%             297        24.75        7,351
RBS LN      Royal Bank of Scotland Group Plc #                            1.67%             689        10.69        7,364
VZ          Verizon Communications Inc.                                   1.67%             165        44.68        7,372
VOD LN      Vodafone Group Plc #                                          1.66%           2,035         3.62        7,357
551 HK      Yue Yuen Industrial (Holdings) Limited #                      1.70%           2,500         3.01        7,523

Target Diversified Dividend Strategy Stocks (24.98%):
ABFS        Arkansas Best Corporation                                     0.63%             85         32.66        2,776
T           AT&T Inc.                                                     0.63%             65         42.83        2,784
ATO         Atmos Energy Corporation                                      0.62%             97         28.44        2,759
BZH         Beazer Homes USA, Inc.                                        0.62%            322          8.58        2,763
BGG         Briggs & Stratton Corporation                                 0.63%            107         25.93        2,774
BLG         Building Materials Holding Corporation                        0.62%            254         10.87        2,761
CTL         CenturyTel, Inc.                                              0.63%             60         46.12        2,767
CPSI        Computer Programs and Systems, Inc.                           0.62%            103         26.79        2,759
COP         ConocoPhillips                                                0.62%             31         87.96        2,727
CORS        Corus Bankshares, Inc.                                        0.62%            205         13.43        2,753
CFC         Countrywide Financial Corporation                             0.62%            146         18.87        2,755
CRYP        CryptoLogic Ltd. +                                            0.62%            138         20.03        2,764
DHI         D.R. Horton, Inc.                                             0.62%            209         13.18        2,755
DOW         The Dow Chemical Company                                      0.63%             63         43.98        2,771
GVHR        Gevity HR, Inc.                                               0.62%            258         10.70        2,761
IMN         Imation Corp.                                                 0.63%            112         24.68        2,764
TEG         Integrys Energy Group, Inc.                                   0.62%             53         51.79        2,745
SJM         The J. M. Smucker Company                                     0.62%             51         53.90        2,749
KBH         KB HOME                                                       0.63%            112         24.71        2,767
KELYA       Kelly Services, Inc.                                          0.62%            137         20.14        2,759
KFT         Kraft Foods Inc.                                              0.62%             80         34.41        2,753
LFG         LandAmerica Financial Group, Inc.                             0.63%             71         39.08        2,775

                        Schedule of Investments (cont'd.)

    Target Dividend Multi-Strategy Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
Target Diversified Dividend Strategy Stocks (cont'd):
LCAV     LCA-Vision Inc.                                                  0.62%            95        $ 28.98     $  2,753
LPX      Louisiana-Pacific Corporation                                    0.62%           162          17.05        2,762
MAS      Masco Corporation                                                0.62%           120          23.00        2,760
MEOH     Methanex Corporation +                                           0.63%           116          23.87        2,769
OSG      Overseas Shipholding Group, Inc.                                 0.62%            35          78.08        2,733
PKE      Park Electrochemical Corp.                                       0.63%            82          33.89        2,779
PTEN     Patterson-UTI Energy, Inc.                                       0.62%           121          22.76        2,754
PFE      Pfizer Inc.                                                      0.63%           112          24.75        2,772
PNW      Pinnacle West Capital Corporation                                0.62%            69          39.81        2,747
PNM      PNM Resources Inc.                                               0.62%           118          23.39        2,760
RAI      Reynolds American Inc.                                           0.63%            44          63.51        2,794
SAFT     Safety Insurance Group, Inc.                                     0.63%            76          36.56        2,779
SEH      Spartech Corporation                                             0.62%           167          16.52        2,759
TU       TELUS Corporation +                                              0.63%            49          56.61        2,774
TNP      Tsakos Energy Navigation Ltd. +                                  0.63%            38          72.85        2,768
UVV      Universal Corporation                                            0.63%            55          50.48        2,776
VZ       Verizon Communications Inc.                                      0.63%            62          44.68        2,770
WYE      Wyeth                                                            0.63%            62          44.79        2,777
                                                                        _______                                  ________
              Total Investments                                         100.00%                                  $442,048
                                                                        =======                                  ========
______________________

See "Notes to Schedules of Investments" on page 36.

                             Schedule of Investments

            Target Growth Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
MMM       3M Company                                                      3.32%            63        $ 93.39     $  5,884
ACL       Alcon, Inc. +                                                   3.30%            40         145.85        5,834
AAPL      Apple Inc. *                                                    3.32%            38         154.50        5,871
BIIB      Biogen Idec Inc. *                                              3.34%            89          66.45        5,914
BA        The Boeing Company                                              3.34%            56         105.46        5,906
CAM       Cameron International Corp *                                    3.32%            62          94.83        5,879
XRAY      DENTSPLY International Inc.                                     3.34%           142          41.58        5,904
ESRX      Express Scripts, Inc. *                                         3.32%           108          54.43        5,878
FTI       FMC Technologies, Inc. *                                        3.34%           101          58.48        5,907
FWLT      Foster Wheeler Ltd. +*                                          3.36%            46         129.09        5,938
GRMN      Garmin Ltd. +                                                   3.35%            49         121.14        5,936
IBM       International Business Machines Corporation                     3.33%            50         117.71        5,886
LRCX      Lam Research Corporation *                                      3.35%           112          52.86        5,920
CG        Loews Corp.-Carolina Group                                      3.35%            73          81.23        5,930
MA        MasterCard, Inc.                                                3.35%            40         148.00        5,920
MDR       McDermott International, Inc. +*                                3.34%           109          54.15        5,902
NOV       National-Oilwell Varco Inc. *                                   3.33%            40         147.33        5,893
NE        Noble Corporation +                                             3.34%           119          49.66        5,910
NVDA      NVIDIA Corporation *                                            3.33%           160          36.78        5,885
OI        Owens-Illinois, Inc. *                                          3.32%           146          40.27        5,879
PEP       PepsiCo, Inc.                                                   3.32%            81          72.62        5,882
POT       Potash Corporation of Saskatchewan Inc. +                       3.35%            57         104.02        5,929
PCP       Precision Castparts Corp.                                       3.34%            40         147.83        5,913
RIMM      Research in Motion Limited +*                                   3.33%            59          99.86        5,892
SLB       Schlumberger Limited +                                          3.32%            56         105.03        5,882
PCU       Southern Copper Corporation                                     3.32%            47         125.17        5,883
TEX       Terex Corporation *                                             3.35%            66          89.89        5,933
RIG       Transocean Inc. +*                                              3.34%            52         113.81        5,918
WAT       Waters Corporation *                                            3.34%            87          67.95        5,912
WYNN      Wynn Resorts, Limited                                           3.30%            35         166.98        5,844
                                                                       ________                                  ________
                  Total Investments                                     100.00%                                  $176,964
                                                                       ========                                  ========
___________

See "Notes to Schedules of Investments" on page 36.

                             Schedule of Investments

           Target Small-Cap Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
APOG      Apogee Enterprises, Inc.                                        2.32%           142        $ 26.60     $  3,777
ARJ       Arch Chemicals, Inc.                                            3.56%           123          47.00        5,781
BBBB      Blackboard Inc. *                                               4.06%           142          46.45        6,596
BKE       The Buckle, Inc.                                                3.67%           153          38.98        5,964
CBEY      Cbeyond, Inc. *                                                 3.62%           141          41.74        5,885
CKP       Checkpoint Systems, Inc. *                                      3.39%           203          27.14        5,509
CIR       Circor International, Inc.                                      2.40%            83          47.09        3,908
CMTL      Comtech Telecommunications Corp. *                              4.02%           122          53.59        6,538
DW        Drew Industries Incorporated *                                  2.81%           109          41.98        4,576
DXPE      DXP Enterprises, Inc. *                                         0.70%            32          35.66        1,141
RDEN      Elizabeth Arden, Inc. *                                         2.40%           146          26.69        3,897
EMS       Emergency Medical Services Corporation *                        0.79%            44          29.25        1,287
FALC      FalconStor Software, Inc. *                                     1.94%           257          12.25        3,148
FEIC      FEI Company *                                                   3.90%           199          31.88        6,344
FTEK      Fuel Tech, Inc. *                                               1.59%           118          21.96        2,591
GIFI      Gulf Island Fabrication, Inc.                                   1.64%            69          38.67        2,668
GLF       Gulfmark Offshore, Inc. *                                       3.51%           116          49.16        5,703
HL        Hecla Mining Company *                                          3.25%           605           8.73        5,282
IIG       Imergent, Inc.                                                  0.83%            60          22.54        1,352
ININ      Interactive Intelligence, Inc. *                                1.02%            88          18.81        1,655
TVL       Lin TV Corp. *                                                  1.08%           135          12.98        1,752
LOOP      LoopNet, Inc. *                                                 2.35%           191          20.02        3,824
MTRX      Matrix Service Company *                                        1.76%           138          20.72        2,859
METH      Methode Electronics, Inc.                                       1.87%           193          15.79        3,047
MIDD      The Middleby Corporation *                                      3.39%            84          65.59        5,510
OMCL      Omnicell, Inc. *                                                2.93%           169          28.17        4,761
OVTI      OmniVision Technologies, Inc. *                                 3.93%           279          22.88        6,384
OYOG      OYO Geospace Corporation *                                      1.60%            28          93.07        2,606
PDGI      PharmaNet Development Group Inc. *                              1.76%            95          30.06        2,856
PFWD      Phase Forward Inc. *                                            2.67%           215          20.22        4,347
POWI      Power Integrations, Inc. *                                      2.68%           146          29.87        4,361
ROLL      RBC Bearings Inc. *                                             2.54%           106          38.97        4,131
SMTC      Semtech Corporation *                                           3.96%           314          20.51        6,440
SWHC      Smith & Wesson Holding Corporation *                            2.47%           204          19.72        4,023
SPSS      SPSS Inc. *                                                     2.44%            96          41.34        3,969
UEIC      Universal Electronics, Inc. *                                   1.45%            73          32.34        2,361
USAP      Universal Stainless & Alloy Products, Inc. *                    0.83%            33          41.07        1,355
VIGN      Vignette Corporation *                                          1.72%           140          19.95        2,793
VLCM      Volcom, Inc. *                                                  3.12%           120          42.23        5,068
ZUMZ      Zumiez Inc. *                                                   4.03%           144          45.55        6,559
                                                                        _______                                  _________
                  Total Investments                                     100.00%                                  $162,608
                                                                        =======                                  =========
___________

See "Notes to Schedules of Investments" on page 36.

                             Schedule of Investments

    Target VIP Conservative Equity Portfolio, 4th Quarter 2007 Series
                                 FT 1520


  At the Opening of Business on the Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
The Dow(R) Dividend and Repurchase Target 10 Strategy Stocks (30.02%):
MMM         3M Company                                                     2.99%          148        $ 93.39     $  13,822
XOM         Exxon Mobil Corporation                                        3.00%          149          92.97        13,853
HPQ         Hewlett-Packard Company                                        3.00%          276          50.27        13,874
HD          The Home Depot, Inc.                                           3.01%          424          32.76        13,890
HON         Honeywell International Inc.                                   3.01%          235          59.20        13,912
IBM         International Business Machines Corporation                    3.01%          118         117.71        13,890
MCD         McDonald's Corporation                                         2.99%          253          54.56        13,804
MSFT        Microsoft Corporation                                          3.01%          471          29.49        13,890
PFE         Pfizer Inc.                                                    2.99%          559          24.75        13,835
DIS         The Walt Disney Company                                        3.01%          406          34.21        13,889

Global Target 15 Strategy Stocks (9.97%):
T           AT&T Inc.                                                      0.67%           72          42.83        3,084
2388 HK     BOC Hong Kong (Holdings) Limited #                             0.54%        1,000           2.51        2,513
BT/A LN     BT Group Plc #                                                 0.67%          500           6.16        3,082
1038 HK     Cheung Kong Infrastructure Holdings Limited #                  0.81%        1,000           3.72        3,724
GKN LN      GKN Plc #                                                      0.67%          433           7.13        3,085
HD          The Home Depot, Inc.                                           0.67%           94          32.76        3,079
6 HK        Hongkong Electric Holdings Limited #                           0.56%          500           5.15        2,577
JPM         JPMorgan Chase & Co.                                           0.67%           67          46.21        3,096
LOG LN      LogicaCMG Plc #                                                0.67%        1,006           3.06        3,075
8 HK        PCCW Limited #                                                 0.71%        5,000           0.66        3,292
PFE         Pfizer Inc.                                                    0.67%          125          24.75        3,094
RBS LN      Royal Bank of Scotland Group Plc #                             0.67%          289          10.69        3,089
VZ          Verizon Communications Inc.                                    0.67%           69          44.68        3,083
VOD LN      Vodafone Group Plc #                                           0.67%          854           3.62        3,088
551 HK      Yue Yuen Industrial (Holdings) Limited #                       0.65%        1,000           3.01        3,009

The S&P Target 24 Strategy Stocks (49.98%):
MMM         3M Company                                                     3.40%          168          93.39       15,690
AOC         Aon Corporation                                                5.74%          590          44.92       26,503
AZO         AutoZone, Inc. *                                               0.40%           16         115.44        1,847
CTL         CenturyTel, Inc.                                               0.47%           47          46.12        2,168
KO          The Coca-Cola Company                                          2.83%          228          57.33       13,071
EQ          Embarq Corporation                                             0.86%           70          57.06        3,994
EMR         Emerson Electric Co.                                           2.09%          181          53.37        9,660
ESV         ENSCO International Incorporated                               0.07%            6          57.08          342
EL          The Estee Lauder Companies Inc.                                0.10%           11          42.79          471
XOM         Exxon Mobil Corporation                                        4.85%          241          92.97       22,406
RX          IMS Health Incorporated                                        1.16%          175          30.76        5,383
IBM         International Business Machines Corporation                    8.18%          321         117.71       37,785
JNS         Janus Capital Group Inc.                                       2.17%          356          28.17       10,028
NSM         National Semiconductor Corporation                             0.38%           64          27.16        1,738
PEP         PepsiCo, Inc.                                                  2.48%          158          72.62       11,474
ROK         Rockwell Automation, Inc.                                      0.55%           36          70.30        2,531
SLB         Schlumberger Limited +                                         1.16%           51         105.03        5,357
TMK         Torchmark Corporation                                          2.57%          190          62.57       11,888
DIS         The Walt Disney Company                                        3.52%          475          34.21       16,250
WAT         Waters Corporation *                                           1.32%           90          67.95        6,115
WIN         Windstream Corporation                                         0.65%          209          14.28        2,984
XLNX        Xilinx, Inc.                                                   0.40%           71          26.05        1,850
YUM         Yum! Brands, Inc.                                              0.91%          125          33.69        4,211
ZMH         Zimmer Holdings, Inc. *                                        3.72%          209          82.21       17,182

                        Schedule of Investments (cont'd.)

    Target VIP Conservative Equity Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007

                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
Value Line(R) Target 25 Strategy Stocks (10.03%):
AAPL        Apple Inc. *                                                  1.54%           46         $ 154.50    $  7,107
BHP         BHP Billiton Limited (ADR) +                                  1.46%           87            77.65       6,756
CTV         CommScope, Inc. *                                             0.10%            9            51.67         465
CLB         Core Laboratories N.V. +*                                     0.11%            4           126.73         507
DECK        Deckers Outdoor Corporation *                                 0.12%            5           109.88         549
DO          Diamond Offshore Drilling, Inc.                               0.17%            7           114.05         798
FLIR        FLIR Systems, Inc. *                                          0.11%            9            56.88         512
GRMN        Garmin Ltd. +                                                 0.29%           11           121.14       1,333
ISRG        Intuitive Surgical, Inc. *                                    0.10%            2           231.00         462
KCI         Kinetic Concepts, Inc. *                                      0.11%            9            56.97         513
MDR         McDermott International, Inc. +*                              0.14%           12            54.15         650
NE          Noble Corporation +                                           0.15%           14            49.66         695
NOK         Nokia Oyj (ADR) +                                             1.68%          204            37.94       7,740
NVDA        NVIDIA Corporation *                                          0.23%           29            36.78       1,067
OI          Owens-Illinois, Inc. *                                        0.10%           12            40.27         483
PENX        Penford Corporation                                           0.11%           13            37.90         493
POT         Potash Corporation of Saskatchewan Inc. +                     0.38%           17           104.02       1,768
PCP         Precision Castparts Corp.                                     0.22%            7           147.83       1,035
RIMM        Research in Motion Limited +*                                 0.63%           29            99.86       2,896
SLB         Schlumberger Limited +                                        1.41%           62           105.03       6,512
SIGM        Sigma Designs, Inc. *                                         0.10%           10            48.29         483
SII         Smith International, Inc.                                     0.16%           10            72.01         720
PCU         Southern Copper Corporation                                   0.41%           15           125.17       1,878
TPX         Tempur-Pedic International Inc.                               0.10%           13            36.86         479
VSEA        Varian Semiconductor Equipment Associates, Inc. *             0.10%            9            52.56         473
                                                                        _______                                  _______
                 Total Investments                                      100.00%                                  $461,931
                                                                        =======                                  =======

______________________

See "Notes to Schedules of Investments" on page 36.

                             Schedule of Investments

 Value Line(R) Diversified Target 40 Portfolio, 4th Quarter 2007 Series
                                 FT 1520


                    At the Opening of Business on the
               Initial Date of Deposit-September 28, 2007


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                  Offering Price   of Shares   Share       the Trust (2)
______________________________________                                  ______________   _________   _________   _____________
AET      Aetna Inc.                                                        2.51%          70         $ 54.00     $ 3,780
ATK      Alliant Techsystems Inc. *                                        2.48%          34          110.12       3,744
AXE      Anixter International Inc. *                                      2.48%          45           83.18       3,743
BLL      Ball Corporation                                                  2.49%          68           55.19       3,753
BIG      Big Lots, Inc. *                                                  2.49%         121           31.10       3,763
CNA      CNA Financial Corporation                                         2.51%          95           39.87       3,788
CVH      Coventry Health Care, Inc. *                                      2.52%          61           62.29       3,800
CMI      Cummins Inc.                                                      2.52%          29          130.85       3,795
CY       Cypress Semiconductor Corporation *                               2.49%         131           28.73       3,764
DRI      Darden Restaurants, Inc.                                          2.51%          88           43.00       3,784
DVA      DaVita, Inc. *                                                    2.49%          61           61.50       3,751
DLTR     Dollar Tree Stores, Inc. *                                        2.49%          90           41.67       3,750
DST      DST Systems, Inc. *                                               2.51%          44           85.99       3,784
DD       E.I. du Pont de Nemours and Company                               2.49%          75           50.00       3,750
DISH     EchoStar Communications Corporation (Class A) *                   2.50%          82           45.98       3,770
ESRX     Express Scripts, Inc. *                                           2.49%          69           54.43       3,756
FTO      Frontier Oil Corporation                                          2.51%          90           42.05       3,785
BGC      General Cable Corporation *                                       2.49%          55           68.19       3,750
HAL      Halliburton Company                                               2.51%          98           38.61       3,784
HP       Helmerich & Payne, Inc.                                           2.49%         113           33.25       3,757
HPC      Hercules Incorporated *                                           2.50%         178           21.18       3,770
HUM      Humana Inc. *                                                     2.50%          53           71.13       3,770
IBM      International Business Machines Corporation                       2.50%          32          117.71       3,767
IP       International Paper Company                                       2.50%         105           35.92       3,772
JLL      Jones Lang LaSalle Incorporated                                   2.50%          36          104.67       3,768
KR       The Kroger Co.                                                    2.50%         132           28.58       3,773
MW       The Men's Wearhouse, Inc.                                         2.49%          74           50.85       3,763
OSK      Oshkosh Truck Corporation                                         2.50%          63           59.94       3,776
OI       Owens-Illinois, Inc. *                                            2.51%          94           40.27       3,785
PBG      The Pepsi Bottling Group, Inc.                                    2.51%         100           37.84       3,784
PETM     PetSmart, Inc.                                                    2.49%         118           31.89       3,763
PBI      Pitney Bowes Inc.                                                 2.50%          83           45.50       3,776
SHW      The Sherwin-Williams Company                                      2.50%          56           67.38       3,773
TGT      Target Corporation                                                2.50%          61           61.70       3,764
TEX      Terex Corporation *                                               2.50%          42           89.89       3,775
TTC      The Toro Company                                                  2.49%          64           58.62       3,752
TRH      Transatlantic Holdings, Inc.                                      2.52%          55           69.02       3,796
VLO      Valero Energy Corporation                                         2.51%          56           67.56       3,783
WDC      Western Digital Corporation *                                     2.51%         150           25.20       3,780
XRX      Xerox Corporation *                                               2.50%         217           17.37       3,769
                                                                          _______                               ________
              Total Investments                                           100.00%                               $150,810
                                                                          =======                               ========

______________________

See "Notes to Schedules of Investments" on page 36.

Page 35


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on September 28, 2007. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after publication of the market values normally used by such Trust but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                         Cost of Securities   Profit
                                                                         to Sponsor           (Loss)
                                                                         __________________    ________
The Dow (R) Target 5 Portfolio, 4th Quarter 2007 Series                  $ 154,557             $   253
European Target 30 Portfolio, 4th Quarter 2007 Series                      452,832              (2,200)
Global Target 15 Portfolio, 4th Quarter 2007 Series                        163,156              (1,428)
The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2007 Series                 170,730                 562
NYSE (R) International Target 25 Portfolio, 4th Quarter 2007 Series        177,174                (767)
The S&P Target 24 Portfolio, 4th Quarter 2007 Series                       145,952                  77
S&P Target SMid 60 Portfolio, 4th Quarter 2007 Series                      152,070                (439)
Target 50/50 Portfolio, 4th Quarter 2007 Series                            456,606                (630)
Target Diversified Dividend Portfolio, 4th Quarter 2007 Series             172,741                (702)
Target Dividend Multi-Strategy Portfolio, 4th Quarter 2007 Series          444,140              (2,092)
Target Growth Portfolio, 4th Quarter 2007 Series                           177,121                (157)
Target Small-Cap Portfolio, 4th Quarter 2007 Series                        162,924                (316)
Target VIP Conservative Equity Portfolio, 4th Quarter 2007 Series          462,300                (369)
Value Line(R) Diversified Target 40 Portfolio, 4th Quarter 2007 Series     150,926                (116)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 100%, 66.66%, 24.95%, 100%, 2.30%, 3.35%, 15.74%, 10.00%, 44.22%, 30.03% and 14.03% of the investments of
European Target 30 Portfolio, 4th Quarter 2007 Series; Global Target 15 Portfolio, 4th Quarter 2007 Series; The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2007 Series; NYSE(R) International Target 25 Portfolio, 4th Quarter 2007 Series; The S&P Target 24 Portfolio, 4th Quarter 2007 Series; S&P Target SMid 60 Portfolio, 4th Quarter 2007 Series; Target 50/50 Portfolio, 4th Quarter 2007 Series; Target Diversified Dividend Portfolio, 4th Quarter 2007 Series; Target Dividend Multi-Strategy Portfolio, 4th Quarter 2007 Series; Target Growth Portfolio, 4th Quarter 2007 Series; and Target VIP Conservative Equity Portfolio, 4th Quarter 2007 Series, respectively.

(5)Securities of companies in the following sectors comprise the percentage of the investments of the Trusts as indicated:

The Dow (R) Target 5 Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 20%; Financial Services, 20%; Health Care, 20%; Telecommunications Services, 40%

European Target 30 Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 23.34%; Energy, 23.32%; Financial Services, 6.66%; Industrials, 16.68%; Materials, 16.67%; Telecommunications
Services, 9.99%; Utilities, 3.34%

Global Target 15 Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 6.68%; Financial Services, 20.31%; Health Care, 6.67%; Industrials, 20.10%; Information Technology, 6.66%;
Telecommunications Services, 33.20%; Utilities, 6.38%

The Nasdaq (R) Target 15 Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 12.06%; Health Care, 8.85%; Industrials, 7.16%; Information Technology, 71.93%


NYSE (R) International Target 25 Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 20.01%; Energy, 15.98%; Financial Services, 36.00%; Telecommunications Services, 24.01%; Utilities, 4.00%

The S&P Target 24 Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 9.64%; Consumer-Staples, 10.83%; Energy, 12.20%; Financial Services, 20.99%; Health Care, 12.42%; Industrials, 12.06%; Information Technology, 17.90%; Telecommunications Services, 3.96%

Page 36

S&P Target SMid 60 Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 8.90%; Consumer-Staples, 1.11%; Energy, 6.65%; Financial Services, 27.77%; Health Care, 3.33%; Industrials, 4.43%; Information Technology, 21.11%; Materials, 1.11%; Utilities, 25.59%

Target 50/50 Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 7.98%; Consumer-Staples, 3.59%; Energy, 4.02%; Financial Services, 29.25%; Health Care, 2.62%; Industrials, 8.80%; Information Technology, 18.16%; Materials, 7.73%; Telecommunications Services, 2.43%; Utilities, 15.42%

Target Diversified Dividend Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 10.00%; Consumer-Staples, 10.01%; Energy, 10.00%; Financial Services, 10.01%; Health Care, 10.00%; Industrials, 10.01%; Information Technology, 10.00%; Materials, 10.00%; Telecommunications Services, 9.97%; Utilities, 10.00%

Target Dividend Multi-Strategy Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 5.41%; Consumer-Staples, 3.74%; Energy, 4.87%; Financial Services, 33.80%; Health Care, 4.16%; Industrials, 8.80%; Information Technology, 4.17%; Materials, 5.00%; Telecommunications Services, 17.08%; Utilities, 12.97%

Target Growth Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 6.65%; Consumer-Staples, 6.67%; Energy, 19.99%; Financial Services, 3.35%; Health Care, 16.64%; Industrials, 20.05%; Information Technology, 16.66%; Materials, 9.99%

Target Small-Cap Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 18.63%; Consumer-Staples, 2.40%; Energy, 6.91%; Health Care, 8.15%; Industrials, 12.94%; Information Technology, 43.33%; Materials, 7.64%

Target VIP Conservative Equity Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 15.02%; Consumer-Staples, 5.41%; Energy, 11.08%; Financial Services, 12.36%; Health Care 10.07%; Industrials, 14.53%; Information Technology, 23.14%; Materials, 2.46%; Telecommunications Services, 5.37%; Utilities, 0.56%

Value Line(R) Diversified Target 40 Portfolio, 4th Quarter 2007 Series:
Consumer-Discretionary, 19.97%; Consumer-Staples, 5.01%; Energy, 10.02%; Financial Services, 7.53%; Health Care, 12.51%; Industrials, 17.48%; Information Technology, 14.99%; Materials, 12.49%

+ Each Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt ("ADR"), on a U.S. national securities exchange.

# Each Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

* This Security has not paid a cash dividend during the 12 months prior to the Initial Date of Deposit.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1520, consists of 14 separate portfolios set forth below:

- Dow(R) Target 5 4Q '07 - Term 12/31/08
(The Dow(R) Target 5Portfolio, 4th Quarter 2007 Series)

- European Target 30 4Q '07 - Term 12/31/08
(European Target 30 Portfolio, 4th Quarter 2007 Series)

- Global Target 15 4Q '07 - Term 12/31/08
(Global Target 15 Portfolio, 4th Quarter 2007 Series)

- Nasdaq(R) Target 15 4Q '07 - Term 12/31/08
(The Nasdaq(R) Target 15 Portfolio, 4th Quarter 2007 Series)

- NYSE(R) Intl. Target 25 4Q '07 - Term 12/31/08
(NYSE (R) International Target 25 Portfolio, 4th Quarter
2007 Series)

- S&P Target 24 4Q '07 - Term 12/31/08
(The S&P Target 24 Portfolio, 4th Quarter 2007 Series)

- S&P Target SMid 60 4Q '07 - Term 12/31/08
(S&P Target SMid 60 Portfolio, 4th Quarter 2007 Series)

- Target 50/50 4Q '07 - Term 12/31/08
(Target 50/50 Portfolio, 4th Quarter 2007 Series)

- Target Divsd. Dvd. 4Q '07 - Term 12/31/08
(Target Diversified Dividend Portfolio, 4th Quarter 2007
Series)

- Target Dvd. Multi-Strat. 4Q '07 - Term 12/31/08
(Target Dividend Multi-Strategy Portfolio, 4th Quarter
2007 Series)

- Target Growth 4Q '07 - Term 12/31/08
(Target Growth Portfolio, 4th Quarter 2007 Series)

- Target Small-Cap 4Q '07 - Term 12/31/08
(Target Small-Cap Portfolio, 4th Quarter 2007 Series)

- Target VIP Cons. Eqty. 4Q '07 - Term 12/31/08
(Target VIP Conservative Equity Portfolio, 4th Quarter
2007 Series)

- Value Line(R) Divsd. Target 40 4Q '07 - Term 12/31/08
(Value Line(R) Diversified Target 40 Portfolio, 4th
Quarter 2007 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

               The Dow(R) Target 5 Portfolio

The Dow(R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow (R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Averagesm ("DJIA(sm)").

The Dow (R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3:From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow (R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow (R) Target 5 Portfolio is considered a Large-Cap Value Trust.


               European Target 30 Portfolio

The European Target 30 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Portfolio seeks to uncover stocks that may be out of favor or undervalued. The European Target 30 Strategy stocks are determined as follows:

Step 1:We begin with all stocks headquartered in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the
Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom as of two business days prior to the date of this prospectus

Step 2:We identify the 250 largest companies, based on market capitalization, which also have a minimum three-month average daily trading volume of $1 million.

Step 3:We rank the stocks on four factors:
     o Price-to-Book
     o Price-to-Cash Flow
     o Recent Price Appreciation
     o Return on Assets

Step 4:We eliminate any stock with a three-month average daily trading volume of less than 20,000 shares. We then purchase an approximately equally-weighted portfolio of the 30 stocks with the best overall ranking on the four factors.


Based on the composition of the portfolio on the Initial Date of Deposit, the European Target 30 Portfolio is considered a Large-Cap Value Trust.


                Global Target 15 Portfolio

The Global Target 15 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1:We rank all stocks contained in the DJIA(sm), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus in the case of DJIA(sm) stocks or two business days prior to the date of this prospectus in the case of FT Index and Hang Seng Index stocks.

Step 2:We select the 10 highest dividend-yielding stocks in each respective index.

Step 3:We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest-dividend yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered a Large-Cap Value Trust.


             The Nasdaq(R) Target 15 Portfolio

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1:We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2:We then numerically rank the stocks by six-month price appreciation.

Step 3:The stocks are then numerically ranked by return on assets ratio.

Step 4:We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The Securities which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, The Nasdaq(R) Target 15 Portfolio is considered a Large-Cap Growth Trust.


        NYSE(R) International Target 25 Portfolio

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Portfolio provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:

Step 1:We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The Index consists of the 100 largest non-U.S. stocks trading on the New York Stock Exchange.

Step 2:We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3:We rank each remaining stock on two factors:

     o Price-to-Book
     o Price-to-Cash Flow

     Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4:We purchase an approximately equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.


Based on the composition of the portfolio on the Initial Date of Deposit, the NYSE (R) International Target 25 Portfolio is considered a Large-Cap Value Trust.


                The S&P Target 24 Portfolio

The S&P Target 24 Strategy selects 24 common stocks from the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") which are based on the following steps:

Step 1:All of the economic sectors in the S&P 500 are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2:The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3:The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.


Based on the composition of the portfolio on the Initial Date of Deposit, The S&P Target 24 Portfolio is considered a Large-Cap Growth Trust.


               S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each remaining stock on three factors:

     o Price to cash flow;
     o 12-month change in return on assets;
     o 3-month price appreciation.

Step 4: We eliminate any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the S&P Target SMid 60 Strategy.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600.


Based on the composition of the portfolio on the Initial Date of Deposit, S&P Target SMid 60 Portfolio is considered a Small-Cap Value Trust.


                  Target 50/50 Portfolio

The composition of the Target 50/50 Portfolio on the Initial Date of Deposit is as follows:

Approximately 1/2 common stocks which comprise the Dow (R) Target
Dividend Strategy;

Approximately 1/2 common stocks which comprise the Target VIP Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and the Target VIP Strategy portions of the Trust were selected as follows:

The Dow(R) Target Dividend Strategy.

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones Select
Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by:

     o Greatest change in return on assets over the last 12 months. An increase in return on assets generally indicates improving business fundamentals.

     o Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an approximately equally-weighted portfolio of the 20 stocks with the best overall ranking on the two factors for The Dow(R) Target Dividend Strategy.

Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones Select Dividend Index(sm), have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

Target VIP Strategy.

The Target VIP Strategy invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the underlying strategies included in the Target VIP Strategy also seeks to provide an above-average total return, each follows a different investment strategy. The Target VIP Strategy seeks to outperform the S&P 500 Index. The Target VIP Strategy provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 common stocks which comprise The Dow(R) DART 5
Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 1/6 common stocks which comprise The S&P Target 24
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Nasdaq(R) Target 15 Strategy and The S&P Target 24 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Nasdaq(R) Target 15 Portfolio" and "The S&P Target 24 Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, the Target Small-Cap Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1:We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by dividend yield as of two business days prior to the date of this prospectus.

Step 2:We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, no Trust will invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1:We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2:We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3:We next select stocks with positive three-year sales growth.

Step 4:From there we select those stocks whose most recent annual earnings are positive.

Step 5:We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6:We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The Securities which comprise the Target Small-Cap Strategy are weighted by market capitalization.

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1:We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of financial companies and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2:We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3:We then rank the stocks for profitability by their return on assets.

Step 4:Finally, we rank the stocks for value based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line Target 25 Strategy.

The Securities which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

           Target Diversified Dividend Portfolio

The Target Diversified Dividend Portfolio seeks to provide the potential for above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1:We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

     o Minimum market capitalization of $250 million;
     o Minimum three-month average daily trading volume of $1.5 million; and
     o Minimum stock price of $5.

Step 2:We eliminate Real Estate Investment Trusts ("REITs"), American Depositary Receipts, Registered Investment Companies and Limited
Partnerships.

Step 3:We select only those stocks with positive three-year dividend growth.

Step 4:We rank each remaining stock on three factors:

     o Indicated dividend yield - 50%;
     o Price to book - 25%; and
     o Payout ratio - 25%.

Step 5:We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major market sectors with the highest combined ranking on the three factors.

         Target Dividend Multi-Strategy Portfolio

The composition of the Target Dividend Multi-Strategy Portfolio on the Initial Date of Deposit is as follows:

- Approximately 25% common stocks which comprise The Dow (R) Target Dividend Strategy;

- Approximately 25% common stocks which comprise the European Target 20
Strategy;

- Approximately 25% common stocks which comprise the Global Target 15 Strategy; and

- Approximately 25% common stocks which comprise the Target Diversified Dividend Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the European Target 20 Strategy, the Global Target 15 Strategy and the Target Diversified Dividend Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target 50/50 Portfolio," "Target 50/50 Portfolio," "Global Target 15 Portfolio" and "Target Diversified Dividend Portfolio," respectively.

                  Target Growth Portfolio

The Target Growth Portfolio, formerly known as Target Large-Cap
Portfolio, invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1:We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

     o Minimum market capitalization of $6 billion;
     o Minimum three month average daily trading volume of $5 million; and
     o Minimum stock price of $5.

Step 2:We eliminate REITs, American Depositary Receipts, Registered Investment Companies and Limited Partnerships.

Step 3:We select only those stocks with positive one year sales growth.

Step 4:We rank the remaining stocks on three factors:

     o Sustainable growth rate;
     o Change in return on assets; and
     o Recent price appreciation.

Step 5:We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Growth Portfolio is considered a Large-Cap Growth Trust.


                Target Small-Cap Portfolio

The Securities which comprise the Target Small-Cap Strategy were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio."


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Small-Cap Portfolio is considered a Small-Cap Growth Trust.


         Target VIP Conservative Equity Portfolio

The Target VIP Conservative Equity Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. The strategy seeks to outperform the S&P 500 Index. The Target VIP Conservative Equity Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market. The composition of the Target VIP Conservative Equity Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(R) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 50% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 10% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Global Target 15 Strategy, The S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Global Target 15 Portfolio," "S&P Target 24 Portfolio" and "Target 50/50 Portfolio," respectively. The Securities which comprise The Dow (R) DART 10 Strategy portion of the Trust were selected as follows:

The Dow(R) DART 10 Strategy.

The Dow (R) Dividend and Repurchase Target ("DART") 10 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow (R) DART 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select an approximately equally-weighted portfolio of the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow (R) DART 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Conservative Equity Portfolio is considered a Large-Cap Growth Trust.


       Value Line(R) Diversified Target 40 Portfolio

The Value Line(R) Diversified Target 40 Strategy invests in 40 of the 400 stocks that Value Line(R) gives a #1 or #2 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks 400 of which are given their #1 or #2 ranking for Timeliness(TM). Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum and earnings surprises. The Value Line(R) Diversified Target 40 Strategy stocks are determined as follows:

Step 1:We start with the 400 stocks which Value Line(R) at the initial date of deposit gives their #1 or #2 ranking for Timeliness(TM), remove the stocks of foreign companies and the stocks of companies with market capitalizations of less than $2 billion, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2:We rank these remaining stocks for sustainable growth rate.

Step 3:We then rank the stocks for their price to sales ratios.

Step 4:Finally, we rank the stocks for value based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select an approximately equally weighted portfolio of the 40 stocks with the highest combined ranking on the three factors, subject to a maximum of eight stocks from any one of the ten major market sectors. For purposes of selecting stocks and weighting the market sectors, consumer-discretionary and consumer-staples are considered separate sectors.

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $2.5 billion; Mid-Cap- $2.5 billion to $10 billion; Large-Cap-over $10 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Dow Jones Industrial Average(sm)," "Dow (R)," "DJIA(sm)," and "Dow Jones Select Dividend Index(sm)," are trademarks or service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(R) Target 5 Portfolio, Global Target 15 Portfolio, Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio and the Target VIP Conservative Equity Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its indexes.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400(R)," "S&P SmallCap 600(R)," and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target 50/50 Portfolio and Target VIP Conservative Equity Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target 50/50 Portfolio, Target VIP Conservative Equity Portfolio and Value Line(R) Diversified Target 40 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios, L.P. The "NYSE International Target 25 Portfolio," based on the NYSE International 100 Index(sm) (the "Index"), is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, S&P MidCap 400 Index, S&P SmallCap 600 Index, the Ibbotson Small-Cap Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.


Three of the Securities in The Nasdaq (R) Target 15 Portfolio and three of the Securities in The S&P Target 24 Portfolio represent approximately 60.98% and 37.61%, respectively, of the value of such Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Small Cap Companies. All of the Securities in the Target Small-Cap Portfolio and certain of the Securities in certain other Trusts are issued by companies with market capitalizations of less than $2.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Financial Services. Because more than 25% of each of the S&P Target SMid 60 Portfolio, the Target 50/50 Portfolio , the Target Dividend Multi-Strategy Portfolio and the NYSE(R) International Target 25 Portfolio are invested in financial services companies, these Trusts are considered to be concentrated in stocks of financial services companies, which include banks and thrifts, financial services and insurance companies, and investment firms. A portfolio concentrated in a single sector may present more risks than a portfolio which is broadly diversified over several sectors. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities sectors, these sectors are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.


Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance sector are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Information Technology. The Nasdaq (R) Target 15 Portfolio and the Target Small-Cap Portfolio are considered to be concentrated in information technology company stocks. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Telecommunications Services. The Dow (R) Target 5 Portfolio and Global Target 15 Portfolio are considered to be concentrated in telecommunications company stocks. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Companies involved in the communications sector are currently in the midst of an industry-wide slowdown. Inability to secure additional customers, decreases in sales of network infrastructure, decreases in purchases from existing customers, overcapacity and oversupply in the industry, saturation of several key markets and weak subscriber growth have all contributed to the current industry weakness. Local phone markets have been pressured by a weak economy and by a shift to wireless phones and the Internet. In addition, sales of luxury items like second phone lines and high-speed Internet access have slowed, while pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several recent high profile bankruptcies have called attention to the potentially unstable financial condition of communications companies. These bankruptcies have resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.


Utilities. The S&P Target SMid 60 Portfolio is also considered to be concentrated in utility company stocks. General problems of such issuers include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Utility companies are subject to extensive regulation at the federal and state levels in the United States. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities sector. For example, the Energy Policy Act of 2005 was enacted on August 8, 2005. One of the effects of this Act is to give federal regulatory jurisdiction to the U.S. Federal Energy Regulatory Commission, rather than the Securities and Exchange Commission, and give states more regulatory control. The effects of these changes have not yet been fully realized. However, adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could affect a company's profitability and the value of its securities. In addition, federal, state and municipal governmental authorities may review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants.


Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Real Estate Investment Trusts ("REITs"). Certain of the Securities in the S&P Target SMid 60 Portfolio are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, Loews Corp.-Carolina Group and Reynolds American Inc., or any of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. All of the Securities in the European Target 30 Portfolio and the NYSE(R) International Target 25 Portfolio and certain of the Securities in certain other Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities, other than foreign securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the European Target 30 Portfolio, Global Target 15 Portfolio, Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio and Target VIP Conservative Equity Portfolio is maintained by Euroclear Bank, a global custody and clearing institution or Hong Kong Shanghai Banking Corporation, each of which have entered into a sub-custodian relationship with the Trustee.

United Kingdom. The Global Target 15 Portfolio is considered to be concentrated in common stocks of U.K. issuers. The United Kingdom is one of 25 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made Europe one of the largest common markets in the world. However, the continued implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Unlike a majority of EU members, the United Kingdom did not convert its currency to the common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities continue to adapt to a single currency. The ongoing euro conversion process, with or without the inclusion of the United Kingdom, may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact, if any, the adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Hong Kong. The Global Target 15 Portfolio is also considered to be concentrated in common stocks of Hong Kong issuers. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

           Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Nasdaq-100 Index(R), NYSE International 100 Index(sm), S&P 500 Index, S&P 1000 Index, Russell 3000(R) Index, FT Index, Hang Seng Index, Ibbotson Small-Cap Index and a combination of the DJIA(sm), FT Index and

Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

NYSE International 100 Index(sm). The NYSE International 100 Index(sm) is an unmanaged index of the 100 largest non-U.S. stocks trading on the New York Stock Exchange. The NYSE International 100 Index(sm) assumes that all dividends received during a year are reinvested on a daily basis.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

S&P 1000 Index. The S&P 1000 is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of 38 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

Ibbotson Small-Cap Index. The Ibbotson Small-Cap Index is a market capitalization weighted index of the ninth and tenth deciles of the New York Stock Exchange, plus stocks listed on the American Stock Exchange and over-the-counter with the same or less capitalization as the upper bound of the NYSE ninth decile.

MSCI Europe Index. The MSCI Europe Index is an equity market capitalization weighted index consisting of over 500 companies from all of the developed markets in Europe.

                            COMPARISON OF TOTAL RETURN(2)

   (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                          Hypothetical Strategy Total Returns(1)

                                         The         NYSE (R)                   S&P
       The Dow($)  European   Global     Nasdaq(R)   International  The S&P     Target    Target
       Target 5    Target 30  Target 15  Target 15   Target 25      Target 24   SMid 60   50/50
Year   Strategy    Strategy   Strategy   Strategy    Strategy       Strategy    Strategy  Strategy
----   ----------  --------   --------   ---------   -------------  ---------   --------  --------
1972     18.96%
1973     17.58%
1974     -7.52%
1975     62.86%
1976     38.84%
1977      3.18%
1978     -1.30%
1979      7.39%
1980     38.69%
1981      1.22%
1982     40.99%
1983     34.21%
1984      8.55%
1985     35.96%
1986     28.26%                            19.44%                     18.26%
1987      8.46%                15.02%      11.92%                      1.85%
1988     18.90%                21.04%      -1.46%                      4.40%
1989      7.97%                14.60%      34.49%                     22.45%
1990    -17.94%                 0.75%      -7.64%                      6.55%
1991     59.77%                40.02%     105.93%                     40.45%
1992     20.63%                24.35%      -2.91%                     -1.68%                 15.80%
1993     31.38%                62.52%      25.71%                      8.15%                 20.14%
1994      5.43%                -9.93%       7.78%                      4.90%                 -3.25%
1995     28.02%                11.60%      50.52%                     39.08%     24.38%      44.93%
1996     23.46%                19.57%      56.87%        25.98%       31.37%     13.46%      27.46%
1997     17.06%     23.75%     -8.69%      32.14%        23.34%       30.17%     42.49%      33.24%
1998      9.81%     28.00%     11.18%     119.13%        12.60%       39.92%      5.03%      27.22%
1999     -9.46%     14.42%      6.27%      96.57%        64.38%       41.59%     24.11%      21.34%
2000      7.94%    -17.05%      2.31%     -16.37%        10.93%        3.95%     14.25%      10.29%
2001     -5.01%     -8.31%     -0.93%     -27.11%       -14.12%      -10.94%     32.26%      14.51%
2002    -12.86%     -4.35%    -14.23%     -26.35%       -20.63%      -19.15%     -5.23%     -11.19%
2003     20.20%     46.67%     36.10%      34.81%        39.61%       23.23%     45.73%      33.51%
2004      9.61%     23.78%     29.35%      -3.74%        23.74%       13.65%     23.71%      15.96%
2005     -2.41%     15.28%     11.62%       1.29%        13.76%        3.73%      3.16%       4.50%
2006     39.57%     47.30%     40.16%       1.64%        28.58%        1.52%     19.78%      14.68%
2007      5.78%     13.71%     13.89%      12.58%        12.45%       -1.44%     -5.57%       4.02%
(thru 8/31)

                            COMPARISON OF TOTAL RETURN(2)

   (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                          Hypothetical Strategy Total Returns(1)

                       Target
          Target       Dividend                             Target VIP    Value Line(R)
          Diversified  Multi-       Target      Target      Conservative  Diversified
          Dividend     Strategy     Growth      Small-Cap   Equity        Target 40
Year      Strategy     Strategy     Strategy    Strategy    Strategy      Strategy
----      -----------  --------     ---------   ---------   ------------  --------------
1972                                              9.32%
1973                                            -27.23%
1974                                            -36.94%
1975                                             37.79%
1976                                             43.16%
1977                                             13.68%
1978                                             14.68%
1979                                             38.54%
1980                                             58.26%
1981                                            -11.60%
1982                                             47.88%
1983                                             28.53%
1984                                             -3.79%
1985                                             48.06%
1986                                             20.92%
1987                                             12.27%         3.95%
1988                                             20.35%         8.18%
1989                                             23.48%        25.00%
1990                                             -1.22%         3.27%
1991                                             56.64%        44.91%
1992                                             25.87%         3.08%
1993                                             19.70%        18.22%
1994                                             -0.49%         1.83%
1995        26.91%      28.62%       29.86%      38.50%        36.45%      30.10%
1996        15.00%      18.50%       25.20%      32.64%        32.63%      26.60%
1997        26.01%      21.06%       41.38%      14.24%        24.37%      38.75%
1998        12.99%      14.75%       37.34%      -0.38%        35.38%      15.97%
1999        17.58%       7.76%       33.94%      10.88%        37.40%      64.51%
2000        19.85%      13.00%        8.47%       2.86%         3.29%       0.38%
2001        29.66%      14.36%       -4.04%      -3.93%       -10.42%       0.69%
2002       -10.38%     -10.58%      -10.72%     -16.15%       -18.87%      -8.95%
2003        47.12%      37.02%       34.20%      53.12%        24.61%      25.41%
2004        20.55%      24.03%       16.88%      19.39%        12.82%      31.09%
2005         1.99%       5.73%       17.26%      13.20%         3.57%      19.59%
2006        15.44%      26.64%       16.99%      22.31%        12.05%      15.31%
2007         0.00%       4.68%       14.01%       1.18%         4.26%       3.45%
(thru 8/31)

                            Comparison of Total Return (2)

                                   Index Total Returns

                    Nasdaq-    NYSE                      S&P       Russell                Hang       Ibbotson
                    100        International  S&P 500    1000      3000(R)   FT           Seng       Small-Cap
Year      DJIA(sm)  Index(R)   100 Index(sm)  Index      Index     Index     Index        Index      Index
----      --------  ---------  -------------  -------    ------    ------    -----        -----      ---------
1972       18.48%                              19.00%                                                  4.43%
1973      -13.28%                             -14.69%                                                -30.90%
1974      -23.57%                             -26.47%                                                -19.95%
1975       44.75%                              37.23%                                                 52.82%
1976       22.82%                              23.93%                                                 57.38%
1977      -12.84%                              -7.16%                                                 25.38%
1978        2.79%                               6.57%                                                 23.46%
1979       10.55%                              18.61%                                                 43.46%
1980       22.16%                              32.50%                                                 39.88%
1981       -3.57%                              -4.92%                                                 13.88%
1982       27.11%                              21.55%                                                 28.01%
1983       25.96%                              22.56%                                                 39.67%
1984        1.30%                               6.27%                                                 -6.67%
1985       33.55%                              31.72%                                                 24.66%
1986       27.10%     6.89%                    18.67%                                                  6.85%
1987        5.48%    10.49%                     5.25%                         38.32%      -10.02%     -9.30%
1988       16.14%    13.54%                    16.56%                          7.03%       16.05%     22.87%
1989       32.19%    26.17%                    31.62%                         24.53%        5.53%     10.18%
1990       -0.56%   -10.41%                    -3.10%                         10.36%        6.74%    -21.56%
1991       24.19%    64.99%                    30.40%                         14.88%       42.46%     44.63%
1992        7.41%     8.87%                     7.61%                         -2.18%       28.89%     23.35%
1993       16.93%    11.76%                    10.04%                         20.25%      123.35%     20.98%
1994        5.01%     1.76%                     1.32%                          1.19%      -29.98%      3.11%
1995       36.87%    43.06%                    37.54%     30.69%    35.81%    17.83%       27.28%     34.46%
1996       28.89%    42.78%     18.50%         22.94%     19.85%    21.51%    20.55%       37.47%     17.62%
1997       24.94%    20.77%     19.20%         33.35%     30.26%    31.70%    16.44%      -17.68%     22.78%
1998       18.15%    85.48%     22.64%         28.58%     13.20%    23.94%    12.20%       -2.68%     -7.31%
1999       27.21%   102.10%     41.93%         21.04%     14.11%    20.90%    17.44%       73.42%     29.79%
2000       -4.71%   -36.83%    -20.67%         -9.10%     15.86%    -7.47%   -18.58%       -9.35%     -3.59%
2001       -5.43%   -32.62%    -21.13%        -11.88%      1.45%   -11.40%   -23.67%      -22.40%     22.77%
2002      -15.01%   -37.52%    -19.14%        -22.09%    -14.54%   -21.53%   -29.52%      -15.60%    -13.28%
2003       28.26%    49.48%     37.58%         28.67%     36.61%    31.04%    26.27%       41.79%     60.70%
2004        5.30%    10.75%     16.25%         10.87%     18.39%    11.94%    20.80%       16.96%     18.39%
2005        1.72%     1.90%     11.22%          4.91%     10.93%     6.15%    12.45%        8.67%      5.69%
2006       19.03%     7.28%     24.49%         15.78%     11.89%    15.80%    40.75%       38.60%     16.02%
2007        8.79%    13.55%      9.37%          5.20%      7.07%     4.98%     5.79%       22.29%      0.33%
(thru 8/31)

           MSCI         International
           Europe       Index
Year       Index        Returns(3)
----       ---------    -------------
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987                     11.26%
1988                     13.07%
1989                     20.75%
1990                      5.51%
1991                     27.17%
1992                     11.37%
1993                     53.51%
1994                     -7.93%
1995                     27.33%
1996                     28.97%
1997      24.20%          7.90%
1998      28.91%          9.22%
1999      16.24%         39.36%
2000      -8.15%        -10.88%
2001     -19.64%        -17.17%
2002     -18.09%        -20.04%
2003      39.14%         32.11%
2004      21.39%         14.35%
2005       9.93%          7.61%
2006      34.36%         32.79%
2007       9.34%          9.18%
(thru 8/31)

________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested monthly (except for the NYSE International 100 Index(sm); the MSCI Europe Index, which until 12/29/2000 assumed monthly reinvestment of dividends, and since 1/01/2001 assumes daily reinvestment of dividends; and the S&P 1000 Index, which assume daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, Total Return on the Hang Seng Index does not include any dividends paid. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, each Strategy achieved a greater average annual total return than that of its corresponding index:

                                      Average Annual
Strategy                              Total Return         Corresponding Index                          Index Return
The Dow(R) Target 5 Strategy          15.27%               DJIA(sm) (from 01/01/72 through 12/31/06)    11.77%
European Target 30 Strategy           15.05%               MSCI Europe Index                            10.87%
Global Target 15 Strategy             14.15%               Cumulative International Index               12.75%
The Nasdaq(R) Target 15 Strategy      18.56%               Nasdaq-100 Index(R)                          13.31%
NYSE(R) International Target 25       16.75%               NYSE International 100 Index(sm)             9.65%
Strategy
The S&P Target 24 Strategy            13.14%               S&P 500 Index (from 01/01/86 through         12.11%
                                                           12/31/06)
S&P Target SMid 60 Strategy           19.36%               S&P 1000 Index                               14.94%
Target 50/50 Strategy                 17.08%               S&P 500 Index (from 01/01/92 through         10.63%
                                                           12/31/06)
Target Diversified Dividend Strategy  17.75%               Russell 3000(R) Index                        11.71%
Target Dividend Multi-Strategy        16.10%               S&P 500 Index (from 01/01/95 through         11.75%
                                                           12/31/06)
Target Growth Strategy                19.47%               S&P 500 Index (from 01/01/95 through         11.75%
                                                           12/31/06)
Target Small-Cap Strategy             15.48%               S&P 500 Index (from 01/01/72 through         11.35%
                                                           12/31/06)
                                                           Ibbotson Small-Cap Index                     14.94%
Target VIP Conservative Equity        13.82%               S&P 500 Index (from 01/01/87 through         11.79%
Strategy                                                   12/31/06)
Value Line(R) Diversified Target 40   20.20%               S&P 500 Index (from 01/01/95 through         11.75%
Strategy                                                   12/31/06)

(3) The combination of the DJIA(sm), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(sm). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(sm), 33-1/3%;
FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative
International Index Returns do not represent an actual index.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from January 18, 2008 through March 20, 2008. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands)*:             will be:         will be:
________________             ____________     __________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price ("NOCP") as determined by The Nasdaq Stock Market, Inc. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after publication of the market values normally used by such Trust but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. This may occur particularly with respect to foreign securities held by a Trust in which case the Trust may make adjustments to the last closing sales price to reflect more accurately the fair value of the Securities as of the Evaluation Time. If current ask prices are unavailable or, if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The aggregate underlying value of non-U.S. listed Securities is computed on the basis of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales during the current month of units of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
_____________________                     ___________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 or more                              0.125%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to the Trusts' FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc., the NYSE and/or Value Line(R).

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

Each Trust is expected to hold one or more of the following:

(i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and

(ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Trust Status.

If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends from REIT Shares.

Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by a Trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by a Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the European Target 30 Portfolio, the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Conservative Equity Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. income tax liabilities.

As a U.S. resident Unit holder, you will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the European Target 30 Portfolio, the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Conservative Equity Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the U.K. through a permanent establishment, or in the case of individual holders, such persons carry on a trade, profession or vocation in the U.K. through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident or ordinarily resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units are used in a business in the United Kingdom or relate to the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was domiciled in the United Kingdom, in which case they may be subject to U.K. inheritance tax.

It is very unlikely that the Units will be subject to both U.K.
inheritance tax and U.S. federal gift or estate tax. If they were, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") being payable by the purchaser. The European Target 30 Portfolio, the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio and the Target VIP Conservative Equity Portfolio each paid this tax when they acquired Securities. When the European Target 30 Portfolio, the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Conservative Equity Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Conservative Equity Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Conservative Equity Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio, the Target
Dividend Multi-Strategy Portfolio or the Target VIP Conservative Equity Portfolio do not give rise to Hong Kong estate duty liability.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. For purposes of record-keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owners of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS

Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gains dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the last day of each month to Unit holders on the fifteenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of a Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at the address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of The Dow(R) Target 5 Portfolio, The Nasdaq (R) Target 15 Portfolio, NYSE(R) International Target 25 Portfolio, The S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Growth Portfolio, Target Small-Cap Portfolio or Value Line(R) Diversified Target 40 Portfolio; or 5,000 Units of Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio or Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) in writing of your election by the "Rollover Notification Date" stated in the "Summary of Essential Information." If you make this election you will be considered a "Rollover Unit holder," and your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as "Distribution Agent," during the "Special Redemption and Liquidation Period" set forth in the "Summary of Essential Information." The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust; or

As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust Product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $85 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2006, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $50,884,373 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 1001 Warrenville Road, Lisle, Illinois 60532. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

Neither The Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio is sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio or any member of the public regarding the advisability of investing in securities generally or in The Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee, The Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of The Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio to be issued or in the determination or calculation of the equation by which The Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP AGGRESSIVE EQUITY PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                             First Trust(R)

                 Dow(R) Target 5 4Q '07 - Term 12/31/08
                European Target 30 4Q '07 - Term 12/31/08
                 Global Target 15 4Q '07 - Term 12/31/08
               Nasdaq(R)  Target 15 4Q '07 - Term 12/31/08
             NYSE(R) Intl. Target 25 4Q '07 - Term 12/31/08
                  S&P Target 24 4Q '07 - Term 12/31/08
                S&P Target SMid 60 4Q '07 - Term 12/31/08
                   Target 50/50 4Q '07 - Term 12/31/08
                Target Divsd. Dvd. 4Q '07 - Term 12/31/08
             Target Dvd. Multi-Strat. 4Q '07 - Term 12/31/08
                  Target Growth 4Q '07 - Term 12/31/08
                 Target Small-Cap 4Q '07 - Term 12/31/08
              Target VIP Cons. Eqty. 4Q '07 - Term 12/31/08
          Value Line(R) Divsd. Target 40 4Q '07 - Term 12/31/08
                                 FT 1520

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                          1001 Warrenville Road
                          Lisle, Illinois 60532
                             1-630-241-4141

   FTPS Unit Servicing Agent:                     Trustee:

        FTP Services LLC                    The Bank of New York

      1001 Warrenville Road                  101 Barclay Street
      Lisle, Illinois 60532               New York, New York 10286
         1-866-514-7768                        1-800-813-3074
                                    24-Hour Pricing Line:1-800-446-0132

                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                               under the:

-  Securities Act of 1933 (file no. 333-144545) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
 D.C. Information regarding the operation of the SEC's Public Reference
    Room may be obtained by calling the Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                         SEC's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.; Washington, D.C. 20549 e-mail address: publicinfo@sec.gov


                           September 28, 2007


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 1520 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated September 28, 2007. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       2
Standard & Poor's                                               2
The Nasdaq Stock Market, Inc.                                   2
Value Line Publishing, Inc.                                     3
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   4
   Small-Cap Companies                                          4
   Dividends                                                    4
   Foreign Issuers                                              4
   United Kingdom                                               5
   Hong Kong                                                    5
   Exchange Rate                                                7
   REITs                                                       10
Litigation
   Microsoft Corporation                                       10
   Tobacco Industry                                            12
Concentrations
   Financial Services                                          13
   Information Technology                                      15
   Telecommunications Services                                 16
   Utilities                                                   17
Securities
   The Dow(R) DART 5 Strategy Stocks                           18
   The Dow(R) DART 10 Strategy Stocks                          19
   The Dow(R) Target 5 Strategy Stocks                         19
   The Dow(R) Target Dividend Strategy Stocks                  20
   European Target 20 Strategy Stocks                          21
   European Target 30 Strategy Stocks                          22
   Global Target 15 Strategy Stocks                            24
   The Nasdaq(R) Target 15 Strategy Stocks                     25
   NYSE(R) International Target 25 Strategy Stocks             25
   The S&P Target 24 Strategy Stocks                           27
   S&P Target SMid 60 Strategy Stocks                          28
   Target Diversified Dividend Strategy Stocks                 32
   Target Growth Strategy Stocks                               34
   Target Small-Cap Strategy Stocks                            36
   Value Line(R) Target 25 Strategy Stocks                     38
   Value Line(R) Diversified Target 40 Strategy Stocks         40

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones, the Dow Jones Industrial Average(sm) and the Dow Jones Select Dividend Index(sm), which are determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm) and the Dow Jones Select Dividend Index(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES SELECT DIVIDEND INDEX(Sm) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of either the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which are determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. Neither The Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio have been passed on by the Corporations as to its legality or suitability. Neither The Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio are issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE (R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE(R) International Target 25 Portfolio.

NYSE does not: sponsor, endorse, sell or promote the NYSE (R) International Target 25 Portfolio; recommend that any person invest in the NYSE(R) International Target 25 Portfolio or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE(R) International Target 25 Portfolio; have any responsibility or liability for the administration, management or marketing of the NYSE(R) International Target 25 Portfolio; consider the needs of the NYSE(R) International Target 25 Portfolio or the owners of the NYSE(R) International Target 25 Portfolio in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE(R) International Target 25 Portfolio. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE(R) International Target 25
Portfolio, the owners of the NYSE(R) International Target 25 Portfolio, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First

Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE(R) International Target 25
Portfolio or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since all of the Securities in the NYSE (R) International Target 25 Portfolio and certain of the Securities in certain other Trusts consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. Gross domestic product (GDP) growth slipped in 2001-03 as the global downturn, the high value of the pound, and the bursting of the "new economy" bubble hurt manufacturing and exports. Still, the economy is one of the strongest in Europe with low inflation, interest rates and unemployment. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. The Treaty has had the effect of eliminating most remaining trade barriers between the 15 member nations and has made Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions is an ongoing process, and the rate at which trade barriers continue to be eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. The relatively good economic performance as of late has complicated the current regime's efforts to make a case for the United Kingdom to join the European Economic and Monetary Union (EMU), although the government has stipulated that a public referendum on adopting the euro will occur only after five economic tests are met. The five tests are concerned with the compatibility of the United Kingdom's business cycles and economic structures with EMU membership, the sufficiency of flexibility to react to potential shocks after accession, the creation of better conditions for firms looking to make long-term investments in the United Kingdom, the maintenance of the United Kingdom's competitive position and, finally, the promotion of higher growth, stability and lasting job creation. Most expect that a referendum will not take place until after the next general election. The Sponsor is unable to predict what impact, if any, adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China under the "one country, two systems" principle. Hong Kong's new constitution became the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the two decades leading up to and through 1996, the gross domestic product (GDP) tripled in real terms, equivalent to an average annual growth rate of 6%. However, Hong Kong's recent economic data has not been as encouraging. The economy grew only 0.6% in 2001 because of the world economic downturn, the September 11 events, and sluggish domestic demand. Economic performance improved only gradually in 2002, with real GDP expanding by a mere 2.3%. Hong Kong has been undergoing a painful economic adjustment process in the years following the Asian financial crisis. The economy suffered seriously along with the collapse of an overheated property market in the years following 1997, which resulted in the deflation that has persisted for several years since November 1998, dampening investment and consumption. However, in the years following 2002, Hong Kong has enjoyed strong economic growth. Real GDP expanded by 8.6% in 2004, 7.5% in 2005 and 6.8% in 2006. Additionally, the unemployment rate fell in 2006 to 5.6%. This economic growth is the result of an increase in private domestic consumption, an increase in fixed asset and infrastructure spending and continued strong exports of goods and services. Despite this recent positive performance, the lasting impact of the Asian financial crisis, as well as current international economic instability, remains unknown.

Although China committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong going forward will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. The Basic Law stipulates that, after a review in 2007, elections for Chief Executive and all members of the Legislative Council may be held by universal suffrage, which is the "ultimate aim" set by the Basic Law. However, China's current administration has taken a hard line on such steps that it thinks may lead to the democratization of Hong Kong, calling into question China's commitment to the "one country, two systems" model and to reform in general. Additionally, Hong Kong recently proposed legislation to implement Article 23 of the Basic Law, which stipulates that Hong Kong should enact laws on its own to prohibit any act of treason, secession, sedition or subversion against the central government of China. The draft legislation has since been withdrawn due to local and international concerns, most notably a mass protest rally on July 1st, 2003, organized in an effort to protect Hong Kong's rights and freedoms as guaranteed in the Basic Law and to uphold the "one country, two systems" principle. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Trust. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of a change in Hong Kong's economic or political status, both of which may negatively impact such Trust and the value of the Units.

The currency crisis which affected a majority of Asian markets in mid-1997 and beyond has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Trust.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. Recently, due to the outbreak of the Severe Acute Respiratory Syndrome

(SARS) during March to May of 2003, the Hang Seng Index suffered a significant decrease. Also, the Hang Seng Index rose approximately 27% from June 2006 until the end of November 2006, at which time it suffered its largest one-day loss in five years. The Hang Seng Index is subject to change, and de-listing of any issues may have an adverse impact on the performance of the Trust, although de-listing would not necessarily result in the disposal of the stock of these companies, nor would it prevent the Trust from purchasing additional de-listed Securities. In recent years, a number of companies have de-listed from the Hang Seng Index. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Exchange Rate. The European Target 30 Portfolio, the Global Target 15 Portfolio, the Target 50/50 Portfolio, the Target Dividend Multi-Strategy Portfolio and the Target VIP Conservative Equity Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:

                         Foreign Exchange Rates

              Range of Fluctuations in Foreign Currencies

                 United Kingdom
Annual           Pound Sterling/           Hong Kong/             Euro/
Period           U.S. Dollar               U.S. Dollar            U.S. Dollar
_____            ______________            ___________            ___________
1983             0.616-0.707               6.480-8.700
1984             0.670-0.864               7.774-8.050
1985             0.672-0.951               7.729-7.990
1986             0.643-0.726               7.768-7.819
1987             0.530-0.680               7.751-7.822
1988             0.525-0.601               7.764-7.912
1989             0.548-0.661               7.775-7.817
1990             0.504-0.627               7.740-7.817
1991             0.499-0.624               7.716-7.803
1992             0.499-0.667               7.697-7.781
1993             0.630-0.705               7.722-7.766
1994             0.610-0.684               7.723-7.750
1995             0.610-0.653               7.726-7.763
1996             0.583-0.670               7.732-7.742
1997             0.584-0.633               7.708-7.751
1998             0.584-0.620               7.735-7.749
1999             0.597-0.646               7.746-7.775            0.845-0.999
2000             0.605-0.715               7.774-7.800            0.968-1.209
2001             0.678-0.707               7.798-7.800            1.045-1.194
2002             0.621-0.709               7.799-7.800            0.953-1.164
2003             0.560-0.636               7.742-7.800            0.794-0.929
2004             0.514-0.568               7.763-7.800            0.738-0.844
2005             0.518-0.583               7.752-7.800            0.743-0.857
2006             0.509-0.576               7.753-7.792            0.755-0.839

Source: Bloomberg L.P.

                End of Month Exchange Rates                                 End of Month Exchange Rates
                   for Foreign Currencies                                for Foreign Currencies (continued)

                   United Kingdom                                                  United Kingdom
                   Pound Sterling/   Hong Kong/   Euro/                            Pound Sterling/  Hong Kong/   Euro/
Monthly Period     U.S. Dollar       U.S.Dollar   U.S. Dollar    Monthly Period    U.S. Dollar      U.S.Dollar   U.S. Dollar
______________     ______________    __________   ___________    ______________    _______________  __________   ___________
2000:                                                            2004:
 January           .619              7.780        1.030           January             .548          7.777        .801
 February          .633              7.783        1.037           February            .535          7.784        .800
 March             .628              7.787        1.047           March               .542          7.792        .812
 April             .645              7.789        1.096           April               .564          7.799        .835
 May               .666              7.792        1.066           May                 .546          7.794        .820
 June              .661              7.796        1.050           June                .549          7.800        .820
 July              .667              7.799        1.079           July                .549          7.800        .832
 August            .691              7.799        1.126           August              .555          7.800        .821
 September         .678              7.796        1.132           September           .552          7.796        .804
 October           .698              7.797        1.178           October             .544          7.784        .781
 November          .702              7.799        1.145           November            .524          7.775        .753
 December          .670              7.800        1.060           December            .521          7.773        .738
2001:                                                            2005:
 January           .683              7.799        1.067           January             .531          7.800        .767
 February          .692              7.800        1.082           February            .521          7.799        .756
 March             .706              7.800        1.140           March               .529          7.799        .771
 April             .699              7.799        1.127           April               .524          7.794        .777
 May               .705              7.800        1.182           May                 .550          7.780        .813
 June              .707              7.800        1.178           June                .558          7.771        .827
 July              .702              7.800        1.141           July                .569          7.774        .825
 August            .688              7.800        1.096           August              .555          7.772        .811
 September         .678              7.800        1.097           September           .567          7.758        .832
 October           .688              7.800        1.110           October             .565          7.752        .834
 November          .702              7.800        1.116           November            .578          7.755        .848
 December          .687              7.798        1.124           December            .580          7.755        .844
2002:                                                            2006:
 January           .709              7.799        1.164           January             .562          7.757        .823
 February          .706              7.799        1.150           February            .570          7.758        .839
 March             .701              7.800        1.147           March               .576          7.760        .825
 April             .686              7.799        1.110           April               .548          7.753        .792
 May               .687              7.800        1.070           May                 .535          7.758        .781
 June              .652              7.799        1.009           June                .541          7.766        .782
 July              .640              7.800        1.023           July                .535          7.771        .783
 August            .645              7.800        1.018           August              .525          7.777        .780
 September         .638              7.800        1.014           September           .534          7.792        .789
 October           .639              7.800         .990           October             .524          7.778        .784
 November          .642              7.799         .994           November            .509          7.778        .755
 December          .621              7.799         .953           December            .510          7.778        .758
2003:                                                            2007:
 January           .607              7.800         .929           January             .509          7.808        .767
 February          .634              7.799         .927           February            .509          7.813        .756
 March             .632              7.799         .916           March               .508          7.814        .749
 April             .626              7.799         .894           April               .500          7.823        .733
 May               .611              7.799         .849           May                 .505          7.808        .743
 June              .605              7.798         .869           June                .498          7.818        .738
 July              .621              7.799         .812           July                .492          7.826        .731
 August            .634              7.799         .910           August              .496          7.796        .734
 September         .602              7.742         .858
 October           .590              7.764         .863
 November          .581              7.765         .834
 December          .560              7.764         .794

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

REITs. An investment in Units of the S&P Target SMid 60 Portfolio should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 16 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft also faces antitrust and unfair competition litigation in Europe and Asia. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft appealed the entire ruling. However, on September 17, 2007, the fines and almost every aspect of the Commission's order were upheld by the European Court of First Instance.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under Illinois law. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law. However, Philip Morris also faces several other potential class actions claiming that the marketing of "light" cigarettes deceived people into believing they are healthier, although those cases are not now perceived as a threat given the Price decision.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

Financial Services. An investment in Units of the S&P Target SMid 60 Portfolio, the Target 50/50 Portfolio, the Target Dividend Multi-Strategy Portfolio and the NYSE(R) International Target 25 Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities sectors. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the sector, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance sector are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance sector include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance sector are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance sector in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance sector, or what effect, if any, such legislation would have on the sector.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance sector is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance sector is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this sector are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the sector and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Information Technology. An investment in Units of The Nasdaq (R) Target 15 Portfolio and the Target Small-Cap Portfolio should be made with an understanding of the problems and risks inherent in the technology sector. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Telecommunications Services. An investment in Units of The Dow(R) Target 5 Portfolio and Global Target 15 Portfolio should be made with an understanding of the problems and risks inherent in an investment in the telecommunications sector in general. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The telecommunications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Companies involved in the telecommunications sector are currently in the midst of a period of modest growth, with changes in regulation and technology responsible. Worldwide telecommunications are expected to grow approximately 6% from 2005 through 2010 with wireless technology making up half of the revenue. However, growth will not be consistent among all product types. Local phone markets have been pressured by a shift to wireless phones, the Internet, and cable television providers now competing directly with telephone companies. Additionally, pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several high profile bankruptcies in the recent past have called attention to the potentially unstable financial condition of communications companies. These bankruptcies resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.


Utilities. An investment in Units of the S&P Target SMid 60
Portfolio should be made with an understanding of the characteristics of the utility sector and the risks which such an investment may entail. General problems of the public utility sector include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolios have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolios. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trusts' portfolios to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which also must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. The Energy Policy Act of 2005 was enacted on August 8, 2005. Its purpose is to develop a long-term energy policy, and it includes incentives for both traditional and more efficient energy sources. Additionally it eliminates the Public Utility Holding Company Act (PUHCA) of 1935 and replaces it with PUHCA of 2005. The effect of this change is to give federal regulatory jurisdiction to the U.S. Federal Energy Regulatory Commission, rather than the Securities and Exchange Commission, and give states more regulatory control. This is because the Energy Policy Act of 2005 recognized that strong regulations are necessary to ensure consumers are not exploited and to prevent unfair competition. The effects of these changes have not yet been fully realized. However, adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Additionally, certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility sector may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.


Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow (R) DART 5 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries, and for the space program.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.

                   The Dow (R) DART 10 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products. The company also operates EXPO Design Centers in several states which offer interior design and renovation products.

Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries, and for the space program.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.


                  The Dow(R) Target 5 Strategy Stocks


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice, wireless services, and directory publishing and advertising services.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products. The company also operates EXPO Design Centers in several states which offer interior design and renovation products.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


               The Dow (R) Target Dividend Strategy Stocks


Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Huntington Bancshares Incorporated, headquartered in Columbus, Ohio, is a bank holding company engaged in retail and corporate banking, dealer sales, and private financials.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

La-Z-Boy Incorporated, headquartered in Monroe, Michigan, manufactures a wide variety of furniture including residential, business and hospitality furniture.

Lincoln National Corporation, headquartered in Philadelphia,
Pennsylvania, is a holding company that, through subsidiary companies, operates multiple insurance and investment management businesses.

National City Corporation, headquartered in Cleveland, Ohio, is a regional bank holding company operating commercial banks with offices in Ohio, Illinois, Indiana, Michigan, Kentucky and Pennsylvania.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England.

Northeast Utilities, headquartered in Berlin, Connecticut, provides retail electric service, through its subsidiaries, to customers in Connecticut, New Hampshire and western Massachusetts. In addition, the company distributes natural gas throughout Connecticut.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

PNC Financial Services Group, Inc., headquartered in Pittsburgh,
Pennsylvania, is a bank holding company and a financial holding company.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

R. R. Donnelley & Sons Company, headquartered in Chicago, Illinois, prepares, produces and delivers integrated communications services that produce, manage and deliver its customers' content, regardless of the communications medium.

Regions Financial Corporation, headquartered in Birmingham, Alabama, is a regional bank holding company operating full-service banking offices in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee and Texas.

RPM International, Inc., headquartered in Medina, Ohio, manufactures and markets protective coatings that are used in waterproofing, general maintenance, flooring systems and coating, corrosion control, and other applications.

Sensient Technologies Corporation, headquartered in Milwaukee,
Wisconsin, supplies colors, flavors, and fragrances. The company manufactures a variety of cosmetic and pharmaceutical additives, ink-jet inks, and food and beverage flavors.

Unitrin, Inc., headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Wachovia Corporation, headquartered in Charlotte, North Carolina, through subsidiary banks, conducts a banking business in a number of states and offers retail brokerage services throughout the United States.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.


                   European Target 20 Strategy Stocks


Aegon N.V., headquartered in The Hague, the Netherlands, through its member companies, is an international insurer with major operations in the Netherlands, Canada, the United Kingdom and the United States.

Aviva Plc, headquartered in London, England, is a leading insurance firm throughout Europe, offering both life and general insurance. The company's life and savings segments focus on life insurance, pensions, unit trusts and other investment products while its general insurance segment includes home, auto and fire coverage. Financial services include investment management, stock brokerage and trustee services. The company operates in more than 50 countries worldwide.

Barclays Plc, headquartered in London, England, provides investment and commercial banking, insurance, financial and related services. The company's subsidiary, Barclays Bank, Plc, operates branches throughout the United Kingdom and over 60 countries.

BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

Fortis, headquartered in Brussels, Belgium, is engaged in banking, insurance, and investment services. The company's insurance arm offers life and non-life insurance such as health, auto and fire lines. The company's banking services include retail, corporate and private banking; asset management; investment banking; and other financial services under its "Fortis Bank" and "MeesPierson" corporate names.

France Telecom S.A., headquartered in Paris, France, and its subsidiaries provide a range of telecommunications services to residential, professional and large business customers, primarily in France.

HBOS Plc, headquartered in Edinburgh, Scotland, is the largest home mortgage lender in the United Kingdom. The company also offers assorted financial services including retail banking, consumer credit, and savings products as well as asset management services.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.

ING Groep N.V., headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Intesa Sanpaolo, headquartered in Milan, Italy, offers banking and financial services throughout Italy, with offices elsewhere in Europe, Asia and the United States.

Koninklijke (Royal) KPN N.V., headquartered in The Hague, the
Netherlands, provides telecommunications services throughout the Netherlands. The company provides local, long distance, international, and mobile telecommunications services, voice-mail, call forwarding, ISDN Internet lines, faxing, and communications services for businesses and individuals.

Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

Royal Bank of Scotland Group Plc, headquartered in Edinburgh, Scotland, offers services such as deposit accounts, credit cards and mortgages to commercial and personal clients in Scotland, England, Wales and Ireland. The company also sells insurance and investment products and provides private banking through The Coutts Group. In the United States it owns Citizens Financial, one of the largest bank holding companies in New England.

Societe Generale, headquartered in Paris, France, offers commercial, retail, investment, and private banking services. The company offers consumer credit, vehicle lease financing, information technology equipment leasing, life and non-life insurance, custodian services, trade and project financing, currency exchange, treasury services, and financial and commodities futures brokerage services.

Statoil ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.

Telecom Italia SpA, headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.


                   European Target 30 Strategy Stocks


Austria
________

OMV AG, headquartered in Vienna, Austria, sells refined oil and natural gas products through gas stations and distributors.

Finland
_______

Stora Enso Oyj, headquartered in Helsinki, Finland, produces publication and fine papers, packaging boards, and wood products.

France
______

France Telecom S.A., headquartered in Paris, France, and its subsidiaries provide a range of telecommunications services to residential, professional and large business customers, primarily in France.

PSA Peugeot Citroen S.A., headquartered in Paris, France, manufactures automobiles and light commercial vehicles.

Renault S.A., headquartered in Boulogne-Billancourt, France, designs, produces, and markets passenger cars and light commercial vehicles. The company also manufactures "Dacia" automobiles in Romania, and "Samsung" cars in South Korea and finances vehicles for dealers and customers.

Unibail-Rodamco S.A., headquartered in Paris, France, leases and rents building space, finances real estate investments, and renovates real estate for sale.

Vivendi S.A., headquartered in Paris, France, through its subsidiaries, conducts operations ranging from music, games and television to film and telecommunications.

Germany
_______

BASF AG, headquartered in Ludwigshafen, Germany, refines petroleum products, and produces fertilizers, synthetic fibers, PVC plastic, polyurethane, resins, petrochemicals, plasticizers, solvents, pigments, paints, and textile finishing agents.

Bayerische Motoren Werke (BMW) AG, headquartered in Munich, Germany, manufactures and sells luxury cars and motorcycles worldwide.

DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells cars and trucks under the names
"Mercedes-Benz," "Chrysler," "Plymouth," "Jeep" and "Dodge";
manufactures commercial vehicles; provides related financial services; and has aerospace operations.

Deutsche Lufthansa AG, headquartered in Cologne, Germany, provides passenger and cargo air transportation services worldwide.

Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

E.ON AG, headquartered in Dusseldorf, Germany, is a multi-national company which generates, distributes, and trades electricity to industrial, commercial and residential customers. Additionally, the company distributes gas and drinking water. The company also manufactures flexible ceramic membranes and polymers, buys and sells residential properties, and develops real estate.

HeidelbergCement AG, headquartered in Heidelberg, Germany, makes cement, concrete, and other building materials.

Linde AG, headquartered in Munich, Germany, manufactures industrial gases close to a customer's location and delivers them by pipeline, and produces and markets forklift trucks.

ThyssenKrupp AG, headquartered in Duesseldorf, Germany, produces flat rolled and cast steel, automobile parts, elevators and escalators, machine tools, bearings, nonferrous metals and plastics; develops and manages real estate; and designs and constructs factories.

Volkswagen AG, headquartered in Wolfsburg, Germany, manufactures economy and luxury automobiles, sports cars, trucks, and commercial vehicles for sale worldwide.

Italy
_____

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

Telecom Italia SpA, headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

The Netherlands
_______________

Koninklijke (Royal) Philips Electronics N.V., headquartered in
Amsterdam, the Netherlands, makes lighting products; consumer electronics; components and sub-systems; music and films, integrated circuits and discrete semiconductors; and medical systems and business electronics. The company markets its products worldwide.

Royal Dutch Shell Plc, headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

Norway
______

Statoil ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.

Portugal
________

Galp Energia, SGPS, S.A., headquartered in Lisbon, Portugal, is an energy company that explores for, produces, refines, distributes, and retails oil and natural gas.

Spain
_____

Acciona S.A., headquartered in Madrid, Spain, builds infrastructure projects, develops real estate, and operates passenger and cargo handling services and toll highways.

Repsol YPF, S.A., headquartered in Madrid, Spain, is Spain's largest oil company with reserves of oil mostly in Latin America, the Middle East and North Africa.

Switzerland
___________

Holcim Ltd., headquartered in Jona, Switzerland, produces and markets ready-mixed concrete, cement, clinker, and admixtures.

United Kingdom
______________

Antofagasta Plc, headquartered in London, England, owns and operates copper mines in Chile and conducts exploration activities in Chile and Peru.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

British Land Company Plc, headquartered in London, England, trades, finances, and develops property.

Kazakhmys Plc, headquartered in London, England, operates in Kazakhstan where it processes, smelts, refines and markets copper and copper products, including copper cathode and copper rod.

                    Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice, wireless services, and directory publishing and advertising services.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products. The company also operates EXPO Design Centers in several states which offer interior design and renovation products.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

GKN Plc, headquartered in Worcestershire, England, is a world leader in the production of automotive driveline systems and transmission and engine components. The company also owns Meineke Discount Muffler.

LogicaCMG Plc, headquartered in London, England, is a global solutions company, providing IT consulting and management, systems integration, products, services and support. The company's client base includes various sectors, such as telecommunications, financial services, energy and utilities, distribution and transportation.

Royal Bank of Scotland Group Plc, headquartered in Edinburgh, Scotland, offers services such as deposit accounts, credit cards and mortgages to commercial and personal clients in Scotland, England, Wales and Ireland. The company also sells insurance and investment products and provides private banking through The Coutts Group. In the United States it owns Citizens Financial, one of the largest bank holding companies in New England.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


Hang Seng Index Companies
_________________________


BOC Hong Kong (Holdings) Limited, headquartered in Hong Kong, China, is the parent of Bank of China (Hong Kong), which operates branches in Hong Kong as well as on mainland China.

Cheung Kong Infrastructure Holdings Limited, headquartered in Hong Kong, China, is a diversified infrastructure company which develops, invests in and operates infrastructure projects in Hong Kong, Australia, Canada, China, the Philippines and other countries. The company manufactures concrete, asphalt and aggregates and also operates power plants.

Hongkong Electric Holdings Limited, headquartered in Hong Kong, China, generates and supplies electricity and provides engineering consultancy and project management services.

PCCW Limited, headquartered in Hong Kong, China, through its subsidiaries, provides telecommunications, Internet access, multimedia services and related equipment. The company also offers computer, engineering, and other technical services in Hong Kong.

Yue Yuen Industrial (Holdings) Limited, headquartered in Hong Kong, China, through its subsidiaries, manufactures and markets athletic, athletic style leisure, and casual and outdoor footwear.

                 The Nasdaq(R) Target 15 Strategy Stocks


Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

Apple Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Foster Wheeler Ltd., incorporated in Bermuda and headquartered in Clinton, New Jersey, provides a range of design, engineering, construction, manufacturing, project development and management, research and plant operation services.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Intuitive Surgical, Inc., headquartered in Sunnyvale, California, manufactures the da Vinci Surgical System, a system that translates a surgeon's natural hand movements on instrument controls into corresponding micromovements of instruments positioned inside the patient.

Lam Research Corporation, headquartered in Fremont, California, designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits.

Liberty Global, Inc., headquartered in Englewood, Colorado, through its subsidiaries and affiliates, provides broadband distribution services and video programming services to subscribers principally in Europe, Asia and Latin America.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petah Tikva, Israel, is a fully integrated global pharmaceutical company producing drugs in all major therapeutic categories.

UAL Corporation, headquartered in Elk Grove Township, Illinois, through its subsidiary, United Air Lines, Inc., provides transportation of persons, property, and mail in the United States and internationally.

Wynn Resorts, Limited, headquartered in Las Vegas, Nevada, a development stage company, through its wholly-owned subsidiary, Wynn Las Vegas, LLC, engages in the design, development, financing and construction of Wynn Las Vegas, a casino resort in Las Vegas.


             NYSE(R) International Target 25 Strategy Stocks


Canada
______

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

France
______

France Telecom S.A. (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Germany
_______

Allianz AG (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells cars and trucks under the names
"Mercedes-Benz," "Chrysler," "Plymouth," "Jeep" and "Dodge";
manufactures commercial vehicles; provides related financial services; and has aerospace operations.

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.

Hong Kong
_________

China Unicom Ltd. (ADR), headquartered in Hong Kong, China, an integrated telecommunications operator, offers a range of telecommunications services in China.

Ireland
_______

Allied Irish Banks Plc (ADR), headquartered in Dublin, Ireland, provides a range of banking, financial and related services, principally in Ireland, the United States, the United Kingdom and Poland.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the parent company of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.

Japan
_____

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, manufactures, distributes and provides financing for the sale of its motorcycles, automobiles and power products, including portable generators, power tillers and general purpose engines.

Matsushita Electric Industrial Co., Ltd. (ADR), headquartered in Osaka, Japan, manufactures electronic products, including home appliances, audio and video, computer peripherals, telecommunications, industrial equipment, and electronic parts. The company markets products under the brand names "Panasonic," "Technics," "Victor," "JVC," and "Quasar."

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Sony Corporation (ADR), headquartered in Tokyo, Japan, develops, makes and markets electronic equipment and devices. Products include video and audio equipment and televisions; computers and computer peripherals; semiconductors and telecommunications equipment.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.

The Netherlands
_______________

Aegon N.V., headquartered in The Hague, the Netherlands, is an international insurer with major operations in the Netherlands, Canada, Mexico, the United Kingdom and the United States.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Royal Dutch Shell Plc (ADR), headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

South Korea
___________

Kookmin Bank (ADR), headquartered in Seoul, South Korea, provides commercial banking services in Korea.

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

Spain
_____

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

Switzerland
___________

Credit Suisse Group (ADR), headquartered in Zurich, Switzerland, is one of the world's leading financial services companies, providing banking and insurance solutions for private clients, companies and institutions.

UBS AG, headquartered in Zurich, Switzerland, is a leading global financial services firm, the world's largest global asset manager, a top-tier provider of investment banking and securities distribution, and a leading provider of private banking services.

United Kingdom
______________

Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.


                    The S&P Target 24 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Aon Corporation, headquartered in Chicago, Illinois, through its subsidiaries, provides insurance and risk management, consulting, and insurance underwriting solutions worldwide.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups; and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Embarq Corporation, headquartered in Overland Park, Kansas, provides local and long-distance phone services, as well as high-speed Internet access, to consumers, businesses, and wholesale customers. It has operations in 18 states. It also offers wireless phone services through its former parent, Sprint Nextel.

Emerson Electric Co., headquartered in St. Louis, Missouri, designs, makes and sells electrical, electromechanical and electronic products and systems, including process control, industrial automation, electronics, appliance components and electric motors. The company sells its products worldwide.

ENSCO International Incorporated, headquartered in Dallas, Texas, is an international offshore contract drilling company that also provides marine transportation services in the Gulf of Mexico.

The Estee Lauder Companies Inc., headquartered in New York, New York, manufactures and markets skin care, makeup, fragrance, and hair care products. The company's products are sold worldwide under brand names such as Aramis, Aveda, Clinique, Estee Lauder, Origins, and Prescriptives.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

IMS Health Incorporated, headquartered in Fairfield, Connecticut, is a global provider of information solutions to the pharmaceutical and healthcare industries, including market information and decision-support services.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Janus Capital Group Inc., headquartered in Denver, Colorado, sponsors, markets and provides investment advisory, distribution and administrative services, primarily to mutual funds, in both domestic and international markets.

National Semiconductor Corporation, headquartered in Santa Clara,
California, designs, develops, makes and markets analog intensive, mixed-signal and other integrated circuits for applications in the communications, personal systems, consumer and industrial markets. The company's products are marketed throughout the world through a direct sales force and a network of distributors.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

Rockwell Automation, Inc., headquartered in Milwaukee, Wisconsin, researches, develops and makes automation equipment and systems, avionics and communications products and systems. The company's products are sold to customers in both commercial and government markets.

Schlumberger Limited, incorporated in Netherland Antilles and headquartered in New York, New York, supplies products and services to the petroleum industry. The company's oilfield services cover exploration, production and completion services; and its "Omnes" unit provides information technology and communications services to oil and gas concerns.

Torchmark Corporation, headquartered in Birmingham, Alabama, an insurance and diversified financial services holding company, provides individual life and supplemental health insurance, annuities and related products.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related services.

Windstream Corporation, headquartered in Little Rock, Arkansas, provides local and long-distance telephone services to residential and business customers in New Mexico, Oklahoma, and Texas. The company also offers broadband and dial-up Internet access in selected markets in Oklahoma.

Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon ("CMOS") programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.

Yum! Brands, Inc., headquartered in Louisville, Kentucky, owns and franchises and licenses quick-service restaurants worldwide. The company's restaurants include "A&W All-American Food Restaurants," "KFC," "Long John Silver's," "Pizza Hut" and "Taco Bell." They serve chicken, pizza, seafood, root beer, hamburgers and Mexican food.

Zimmer Holdings, Inc., headquartered in Warsaw, Indiana, is engaged in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products, including artificial knees, hips and other joints.


                   S&P Target SMid 60 Strategy Stocks


Adaptec, Inc., headquartered in Milpitas, California, designs, makes and markets hardware and software products that enhance data transfer rates between computers, peripherals and networks. The company's
"Input/Output," connectivity and network products are incorporated into the systems and products of major computer and peripheral makers worldwide.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in Texas, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee and Virginia.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.

Callaway Golf Company, headquartered in Carlsbad, California, designs, develops, makes and markets high-quality, innovative golf clubs.

CIBER, Inc., headquartered in Greenwood Village, Colorado, and its subsidiaries provide information technology (IT) system integration consulting and other IT services to companies across most major industries and governmental agencies. The company also resells certain IT hardware and software products.

Coherent, Inc., headquartered in Santa Clara, California, is a global leader in the design, manufacture and sale of lasers, laser systems, precision optics and related accessories.

Colonial Properties Trust, headquartered in Birmingham, Alabama, is a self-managed real estate investment trust which owns, develops and operates multifamily, retail and office properties in the Sunbelt region of the United States.

CTS Corporation, headquartered in Elkhart, Indiana, designs, manufactures and sells electronic components and electronic component assemblies used in the communications, automotive and computer industries.

Downey Financial Corp., headquartered in Newport Beach, California, operates as the holding company for Downey Savings and Loan Association, F.A., which offers various banking and financial services to individual and corporate customers primarily in California.

Everest Re Group, Ltd., headquartered in St. Michael, Barbados, through its wholly-owned subsidiary Everest Reinsurance Company, is engaged in the underwriting of property and casualty reinsurance on a treaty and facultative basis for insurance and reinsurance companies in the United States and selected international markets.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

First Niagara Financial Group, Inc., headquartered in Lockport, New York, is a bank holding company. The banks provide an array of deposit products and loans, as well as insurance, leasing, investment advisory services, insurance agency services and trust services.

FirstFed Financial Corp., headquartered in Santa Monica, California, is the savings and loan holding company for First Federal Bank of California.

Forest Oil Corporation, headquartered in Denver, Colorado, is a natural gas and crude oil exploration, development, production and marketing company with active interests in several major exploration and producing areas in North America. The company's major reserves and producing properties are located in the Gulf of Mexico, Louisiana, West Texas, Wyoming, and western Canada.

G&K Services, Inc., headquartered in Minnetonka, Minnesota, leases and maintains uniforms and other textile products. The company supplies work clothes, anti-static and particle-free garments, dress clothes for supervisory personnel, floor mats, dust mops, wiping towels and linens. The company serves the pharmaceutical, electronic, transportation, healthcare and auto service industries in the United States and the Canadian provinces of Ontario and Quebec.

Great Plains Energy Incorporated, headquartered in Kansas City, Missouri, provides electricity in the midwestern United States. The company develops competitive generation for the wholesale market. The company is also an electric delivery company with regulated generation. In addition, the company is an investment company focusing on energy-related ventures nationwide that are unregulated with high growth potential.

Hanover Insurance Group Inc., headquartered in Worcester, Massachusetts, through its subsidiaries, provides financial products and services in the areas of property, casualty and life insurance in the United States.

HCC Insurance Holdings, Inc., headquartered in Houston, Texas, provides property and casualty, surety, group life, and accident and health insurance products and related agency and reinsurance brokerage services in the United States, the United Kingdom, Spain, Ireland, and Bermuda.

Headwaters Incorporated, headquartered in Draper, Utah, develops and deploys alternative fuel and related technologies through its operating division, Covol Fuels. The company converts fossil fuels such as coal and heavy oils to alternative energy products while seeking to improve energy efficiency and the environment.

Horace Mann Educators Corporation, headquartered in Springfield,
Illinois, an insurance holding company, markets and underwrites personal lines of property and casualty and life insurance and retirement annuities.

Hutchinson Technology Incorporated, headquartered in Hutchinson, Minnesota, develops, makes and sells precision suspension assemblies for computer rigid disk drives. Suspension assemblies hold the recording heads in position above the spinning magnetic disks in the drive and are critical to maintaining the necessary microscopic clearance between the head and disk.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

JAKKS Pacific, Inc., headquartered in Malibu, California, develops, markets and distributes a variety of toys and electronic products for children including specialty dolls and related accessories; toys featuring popular entertainment properties and characters; and collectible and toy vehicles.

KEMET Corporation, headquartered in Simpsonville, South Carolina, makes a full line of capacitors using two types of dielectrics, solid tantalum and multilayer ceramic. The company makes its capacitors in many different sizes and configurations.

Lee Enterprises Incorporated, headquartered in Davenport, Iowa, publishes daily newspapers, and weekly classified and specialty publications in the United States.

Mercury General Corporation, headquartered in Los Angeles, California, through its subsidiaries, writes private passenger automobile insurance and commercial automobile insurance.

Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company that uses its scientific and technological capabilities and methods to develop drugs and predictive medicine products and services. The company's predictive medicine involves identifying information that enables healthcare professionals to make better informed decisions on drug treatment and patient care.

National Retail Properties Inc., headquartered in Orlando, Florida, is a real estate investment trust that owns and manages commercial properties throughout the United States. The company leases properties to major retail tenants under long-term commercial net leases.

Northeast Utilities, headquartered in Berlin, Connecticut, provides retail electric service, through its subsidiaries, to customers in Connecticut, New Hampshire and western Massachusetts. In addition, the company distributes natural gas throughout Connecticut.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

O'Charley's Inc., headquartered in Nashville, Tennessee, owns and operates "O'Charley's" restaurants located in 13 southern and midwestern states, and "Stoney River Legendary Steaks" restaurants in suburban Atlanta, Georgia.

Photronics, Inc., headquartered in Jupiter, Florida, manufactures photomasks which are photographic quartz plates containing microscopic images of electronic circuits used as masters to transfer circuit patterns onto semiconductor wafers.

Piper Jaffray Companies, Inc., headquartered in Minneapolis, Minnesota, is a financial services firm. The company provides investment advice and services to businesses, institutions and individuals. The company's investment banking business focuses on the needs of emerging growth companies in the healthcare, technology, financial, consumer and industrial growth sectors.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Puget Energy, Inc., headquartered in Bellevue, Washington, is a holding company for Puget Sound Energy, a regulated utility providing electric and gas service to Western Washington and InfrastruX, which provides contracting services to electric power, telecom and natural gas markets.

RehabCare Group, Inc., headquartered in St. Louis, Missouri, is a provider of temporary healthcare staffing and therapy program management for hospitals and long-term care facilities.

RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular, cordless telephony, wireless security and remote meter reading.

SCANA Corporation, headquartered in Columbia, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as in the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina.

School Specialty, Inc., headquartered in Appleton, Wisconsin, is a distributor of non-textbook educational supplies and furniture for grades pre-kindergarten through 12 to school districts, administrators and teachers through its catalogs.

SEACOR Holdings Inc., headquartered in Houston, Texas, is a provider of offshore marine services to the oil and gas exploration and production industry. The company also provides oil spill response services to owners of tank vessels and oil storage, processing and handling facilities.

Sierra Pacific Resources, headquartered in Reno, Nevada, operates as the holding company for Nevada Power Company and Sierra Pacific Power
Company which engage in the distribution, transmission, generation and sale of electric energy.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

Southwest Gas Corporation, headquartered in Las Vegas, Nevada, operates in the natural gas transmission and construction businesses. The company purchases, transports and distributes natural gas in Arizona, Nevada and California.

Stage Stores, Inc., headquartered in Houston, Texas, operates as a specialty department store retailer in the United States.

Swift Energy Company, headquartered in Houston, Texas, is engaged in developing, exploring, acquiring and operating oil and gas properties, with a focus on onshore and inland waters oil and natural gas reserves in Texas and Louisiana, and onshore oil and natural gas reserves in New Zealand.

SYNNEX Corporation, headquartered in Fremont, California, operates as an information technology supply chain services company.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

TreeHouse Foods, Inc., headquartered in Westchester, Illinois, processes food and markets its products to grocery stores. The company's products include cheese sauces, non-dairy powdered coffee creamer, pickles, relishes and puddings.

TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, design, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets. The company's integrated circuits use its proprietary (GaAs) technology, which has inherent physical properties that enable integrated circuits to operate at higher speeds with lower power consumption compared to silicon devices.

United Fire & Casualty Company, headquartered in Cedar Rapids, Iowa, is engaged in the business of writing property and casualty insurance and life insurance in the United States through its subsidiaries.

Unitrin, Inc., headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.

Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry. The company offers most of its product types in surface mount device form and in the traditional leaded device form.

Volt Information Sciences, Inc., headquartered in New York, New York, provides staffing, and telecommunications and information solution services in the United States. The company operates in four segments:
Staffing Services; Telephone Directory; Telecommunications Services; and Computer Systems.

W.R. Berkley Corporation, headquartered in Greenwich, Connecticut, is an insurance holding company, providing regional property casualty insurance, reinsurance, specialty lines of insurance, alternative markets services and international insurance.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.

WGL Holdings Inc., headquartered in Washington, D.C., is a holding company that, through its subsidiaries, sells and delivers natural gas, and provides a variety of energy-related products and services to customers in the metropolitan areas of Washington, D.C., Maryland and Virginia.


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Arkansas Best Corporation, headquartered in Fort Smith, Arkansas, is a transportation holding company engaged primarily in motor carrier transportation operations, intermodal transportation operations, truck tire retreading and new truck tire sales.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice, wireless services, and directory publishing and advertising services.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in Texas, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee and Virginia.

Beazer Homes USA, Inc., headquartered in Atlanta, Georgia, is a single-family home builder with operations in Georgia, Arizona, California, Florida, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.

Briggs & Stratton Corporation, headquartered in Wauwatosa, Wisconsin, is a producer of air-cooled gasoline engines and other gasoline engine powered equipment which are sold to manufacturers of lawn and garden equipment worldwide.

Building Materials Holding Corporation, headquartered in San Francisco, California, specializes in providing construction services, manufacturing building components and installation, value engineering, and lumber and high-quality building materials to residential builders across the United States. The company's business focuses on both high-volume production homebuilders with national operations and low-volume custom production homebuilders.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Computer Programs and Systems, Inc., headquartered in Mobile, Alabama, is a healthcare information technology company that designs, develops, markets, installs and supports computerized information technology systems to meet the demands of small and mid-size hospitals.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Corus Bankshares, Inc., headquartered in Chicago, Illinois, is the bank holding company for Corus Bank N.A., which provides consumer and corporate banking products and services.

Countrywide Financial Corporation, headquartered in Calabasas,
California, is a holding company that originates, purchases, sells and services mortgage loans through its principal subsidiary, Countrywide Home Loans, Inc.

CryptoLogic Ltd., headquartered in Toronto, Ontario, Canada, engages in developing and supplying online gaming software on the Internet casino and poker markets of the global online gaming industry.

D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in 23 states. The company positions itself between large-volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.

The Dow Chemical Company, headquartered in Midland, Michigan, is a leading manufacturer and supplier of chemicals, plastic materials and agricultural products, and other specialized products and services marketed worldwide.

Gevity HR, Inc., headquartered in Bradenton, Florida, offers human resource solutions to businesses. Services include recruiting and other hiring activities, management and development programs and payroll processing. The company also provides business protection services such as onsite workplace safety review.

Imation Corp., headquartered in Oakdale, Minnesota, is a developer and manufacturer of magnetic and optical removal data storage media products sold in more than 60 countries worldwide.

Integrys Energy Group, Inc., headquartered in Chicago, Illinois, is a holding company for regulated utility and non-regulated business units that distribute electricity and natural gas to customers in the upper midwestern United States.

The J. M. Smucker Company, headquartered in Orrville, Ohio, engages in the manufacture and marketing of various food products worldwide.

KB HOME, headquartered in Los Angeles, California, is a builder of single-family homes, with domestic operations in six western states and international operations in France.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

LandAmerica Financial Group, Inc., headquartered in Richmond, Virginia, is the holding company for Commonwealth Land Title Insurance Company, Lawyers Title Insurance Corporation and Transnation Title Insurance Company. The company issues title insurance policies and provides other real estate-related services for both residential and commercial customers in the United States, Canada, Mexico and the Caribbean.

LCA-Vision Inc., headquartered in Cincinnati, Ohio, is a developer and operator of fixed-site, laser vision correction centers under the brand name "LasikPlus."

Louisiana-Pacific Corporation, headquartered in Portland, Oregon, and its subsidiaries are principally engaged in the manufacture and distribution of building products used primarily in new home construction, repair and remodeling and manufactured housing.

Masco Corporation, headquartered in Taylor, Michigan, is engaged in the manufacture, installation and sale of home improvement and building products (faucets, cabinets, plumbing supplies and other products).

Methanex Corporation, headquartered in Vancouver, British Columbia, Canada, produces and markets methanol. The company's product is used to produce formaldehyde, acetic acid and a variety of other chemical intermediates. Methanol is also used as an additive in gasoline and is used in fuel cell applications.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

Park Electrochemical Corp., headquartered in Lake Success, New York, is a global designer and producer of advanced electronic materials. The company's materials are used to fabricate complex multilayer printed circuit boards, semiconductor packages and other electronic interconnection systems. The company also manufactures specialty adhesive tapes, advanced composite materials and microwave circuitry materials for the electronics, aerospace and industrial markets.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Spartech Corporation, headquartered in Clayton, Missouri, manufactures engineered thermoplastic materials, polymer compounds and molded products for various manufacturers. Products also include extruded sheet and rollstock, color concentrates and specialty plastic alloys.

TELUS Corporation, headquartered in Vancouver, British Columbia, Canada, is a telecommunication company offering local, long distance, wireless, data, Internet and e-business products and services.

Tsakos Energy Navigation Ltd., headquartered in Athens, Greece, owns and operates a fleet of tankers suitable for transporting crude oil, refined petroleum products and other liquids.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Wyeth, headquartered in Madison, New Jersey, is engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary business: pharmaceuticals, consumer healthcare and agricultural products. The pharmaceuticals segment includes both human ethical pharmaceuticals and animal pharmaceuticals. Consumer healthcare products include "Advil,"
"Centrum," "Dimetapp" and "Robitussin" brand names.


                      Target Growth Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Alcon, Inc., headquartered in Hunenberg, Switzerland, develops, manufactures and markets pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye.

Apple Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

The Boeing Company, headquartered in Chicago, Illinois, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.

Cameron International Corp., headquartered in Houston, Texas, manufactures oil and gas pressure control and separation equipment worldwide.

DENTSPLY International Inc., headquartered in York, Pennsylvania, designs, develops, makes and markets a broad range of products for the dental market. The company's product line includes dental consumable and laboratory products, and dental equipment. These products are distributed under various brand names and trademarks worldwide.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

FMC Technologies, Inc., headquartered in Houston, Texas, engages in the design, manufacture and servicing of systems and products for the energy, food processing and air transportation industries.

Foster Wheeler Ltd., incorporated in Bermuda and headquartered in Clinton, New Jersey, provides a range of design, engineering, construction, manufacturing, project development and management, research and plant operation services.

Garmin Ltd., headquartered in George Town, Grand Cayman, the Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Lam Research Corporation, headquartered in Fremont, California, designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits.

Loews Corp.-Carolina Group, headquartered in New York, New York, was created by Loews Corporation, a holding company, to track the performance of Lorillard, Inc., Loews' wholly-owned subsidiary, which is engaged in the production and sale of cigarettes.

MasterCard, Inc., headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide.

McDermott International, Inc., incorporated in Panama and headquartered in Houston, Texas, through its subsidiaries, provides engineering, procurement, and project management services for customers involved in the production of energy worldwide.

National-Oilwell Varco Inc., headquartered in Houston, Texas, designs, manufactures and sells systems, components and products used in oil and gas drilling and production. The company also distributes products and provides services to the exploration and production segment of the oil and gas industry.

Noble Corporation, incorporated in the Cayman Islands and headquartered in Sugar Land, Texas, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

Owens-Illinois, Inc., headquartered in Toledo, Ohio, through its subsidiaries, manufactures packaging products worldwide.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

Potash Corporation of Saskatchewan Inc., headquartered in Saskatoon, Saskatchewan, Canada, manufactures and sells solid and liquid phosphate fertilizers, animal feed supplements and industrial acid used in food products and industrial processes. It produces potash from mines in Canada and conducts operations at facilities in Canada, Brazil, Chile, Trinidad and the United States.

Precision Castparts Corp., headquartered in Portland, Oregon, makes complex metal components and products, serving a wide variety of aerospace and general industrial applications. The company manufactures large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, the company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines and other metal products markets.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Schlumberger Limited, incorporated in the Netherland Antilles and headquartered in New York, New York, supplies products and services to the petroleum industry. The company's oilfield services cover exploration, production and completion services; and its "Omnes" unit provides information technology and communications services to oil and gas concerns.

Southern Copper Corporation, headquartered in Phoenix, Arizona, engages in mining of open pit mines; milling and flotation of copper ore to produce copper concentrates; smelting of copper concentrates to produce blister copper and refining blister copper to produce copper cathodes. The company operates the Toquepala and Cuajone open pit mines in the Andes, Peru; and the Cananea mine and La Caridad mine in northern Mexico.

Terex Corporation, headquartered in Westport, Connecticut, is a global manufacturer of equipment for the construction, infrastructure and mining industries.

Transocean Inc., incorporated in the Cayman Islands and headquartered in Houston, Texas, is an international provider of offshore and inland marine contract drilling services for oil and gas wells.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related services.

Wynn Resorts, Limited, headquartered in Las Vegas, Nevada, a development stage company, through its wholly-owned subsidiary, Wynn Las Vegas, LLC, engages in the design, development, financing and construction of Wynn Las Vegas, a casino resort in Las Vegas.


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pogee Enterprises, Inc., headquartered in Minneapolis, Minnesota, provides technologies used in the design and development of value-added glass products, services and systems for the non-residential building, commercial and automotive markets.

Arch Chemicals, Inc., headquartered in Norwalk, Connecticut, a biocides company, offers chemistry-based solutions to control the growth of harmful microbes worldwide.

Blackboard Inc., headquartered in Washington, D.C., provides enterprise software applications and related services to the education industry. The company's suite of products support online teaching and enable classroom-based or distance learning programs.

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

Cbeyond, Inc., headquartered in Atlanta, Georgia, through its subsidiaries, provides managed voice-over Internet protocol-based communications services to small and medium-sized businesses in the United States.

Checkpoint Systems, Inc., headquartered in Thorofare, New Jersey, is a manufacturer and marketer of retail asset tracking and protection products including integrated security, automatic identification and retail merchandising solutions.

Circor International, Inc., headquartered in Burlington, Masssachusetts, engages in the design, manufacture and distribution of valves and fluid control products primarily in the United States.

Comtech Telecommunications Corp., headquartered in Melville, New York, engages in the design, development, production, and marketing of products, systems, and services for communications solutions. The company operates through three segments: Telecommunications Transmission; Mobile Data Communications; and RF Microwave Amplifiers.

Drew Industries Incorporated, headquartered in White Plains, New York, supplies an array of components for recreational vehicles and manufactured homes through its wholly owned subsidiaries, Kinro, Inc. and Lippert Components, Inc.

DXP Enterprises, Inc., headquartered in Houston, Texas, distributes maintenance, repair, and operating products, equipment and service to industrial customers in the United States.

Elizabeth Arden, Inc., headquartered in Miramar, Florida, manufactures, markets and distributes fragrances, skin treatment and cosmetic products for men and women. Brand names include "Red Door," "White Diamonds," "Halston," "Nautica," and "Visible Difference."

Emergency Medical Services Corporation, headquartered in Greenwood Village, Colorado, through its subsidiaries, provides emergency medical services in the United States.

FalconStor Software, Inc., headquartered in Melville, New York, provides a software-only storage networking solution that simplifies storage management. The company operates sales and support offices worldwide.

FEI Company, headquartered in Hillsboro, Oregon, is engaged in the design, manufacture, sale and service of Structural Process Management solutions for the high-growth segments of the semiconductor, data storage and industry and institute markets.

Fuel Tech, Inc., headquartered in Batavia, Illinois, provides engineering solutions for the optimization of combustion systems in utility and industrial applications worldwide.

Gulf Island Fabrication, Inc., headquartered in Houma, Louisiana, builds and refurbishes offshore drilling and production platforms and other structures used in the development and production of offshore oil and gas reserves. The company's products include jackets and deck sections of fixed production platforms, hull and deck sections of floating production platforms, piles, subsea templates and wellhead protectors.

Gulfmark Offshore, Inc., headquartered in Houston, Texas, provides marine support services to the energy industry. Services include transportation of drilling materials, supplies, and personnel to offshore facilities, as well as moving and positioning drilling structures. The company operates primarily in the North Sea and offshore Southeast Asia.

Hecla Mining Company, headquartered in Coeur D'Alene, Idaho, is a precious metals company engaged in the exploration for, development and mining of mineral resources. The company has operations in Idaho, Alaska, Mexico and Venezuela.

Imergent, Inc., headquartered in Orem, Utah, is an e-services company that provides e-commerce technology, training and a variety of Web-based technology and resources to small businesses and entrepreneurs annually.

Interactive Intelligence, Inc., headquartered in Indianapolis, Indiana, provides business communications software solutions for contact center automation, enterprise Internet protocol telephony, unified communications, and self-service automation.

Lin TV Corp., headquartered in Providence, Rhode Island, together with its subsidiaries, engages in the ownership and operation of television stations in the United States and Puerto Rico.

LoopNet, Inc., headquartered in San Francisco, California, operates an online marketplace for commercial real estate in the United States.

Matrix Service Company, headquartered in Tulsa, Oklahoma, and its subsidiaries provide construction, and repair and maintenance services in the United States and Canada.

Methode Electronics, Inc., headquartered in Harwood Heights, Illinois, engages in the design, manufacture, and marketing of component and subsystem devices employing electrical, electronic, wireless, sensing, and optical technologies.

The Middleby Corporation, headquartered in Elgin, Illinois, designs, manufactures and services cooking and food preparation equipment. The company's products include the brand names "Marshall," "Southbend" and "Toastmaster" and are marketed throughout the world.

Omnicell, Inc., headquartered in Mountain View, California, offers a suite of clinical infrastructure and workflow automation solutions for healthcare facilities, including medication dispensing systems, supply automation systems, and a central pharmacy storage and retrieval system. Other products include clinical reference tools, an Internet-based procurement application, and decision support tools.

OmniVision Technologies, Inc., headquartered in Sunnyvale, California, provides integrated single chip semiconductor imaging devices. The company designs, develops and markets semiconductor imaging devices for computing, communications, industrial, automotive and consumer electronics applications. The company's image sensor product is used in cameras and camera-related products such as personal computer cameras, digital still cameras, security and surveillance cameras, personal digital assistant and mobile phone cameras, and cameras for automobiles and toys for both still picture and live video applications.

OYO Geospace Corporation, headquartered in Houston, Texas, through its subsidiaries, engages in the design, manufacture, and sale of instruments and equipment used in the acquisition and processing of seismic data products, as well as in the characterization and monitoring of producing oil and gas reservoirs.

PharmaNet Development Group Inc., headquartered in Miami, Florida, provides pharmaceutical and biotechnology companies with specialized drug development services primarily in the areas of Phase I and Phase II clinical trials and bioanalytical laboratory services.

Phase Forward Inc., headquartered in Waltham, Massachusetts, provides data management solutions for clinical trial and safety monitoring activities worldwide. The company offers electronic data capture, clinical data management, and adverse event reporting as part of an integrated solution package or as stand-alone applications.

Power Integrations, Inc., headquartered in San Jose, California, designs, develops and markets proprietary, high-voltage analog integrated circuits for use in AC-to-DC power conversion.

RBC Bearings Inc., headquartered in Oxford, Connecticut, designs, manufactures, and markets a complete line of bearing products, including precision plain, roller, and ball bearings. The company markets its products in North America, Europe and Latin America.

Semtech Corporation, headquartered in Camarillo, California, designs, develops and manufactures a range of analog and mixed-signal semiconductors used in computer, communications, industrial, military/aerospace and automotive applications.

Smith & Wesson Holding Corporation, headquartered in Springfield, Massachusetts, manufactures handguns, law enforcement products and firearm safety/security products. The company also provides shooter protection, knives, apparel, footwear and other accessory lines.

SPSS Inc., headquartered in Chicago, Illinois, develops and markets an integrated line of statistical software and additional products that allow users to integrate marketplace and enterprise data with decision-making. The company's customers include marketing research, business analysis/data mining, scientific research and quality improvement analysis markets.

Universal Electronics, Inc., headquartered in Cypress, California, provides pre-programmed wireless control products and audio-video accessories for home entertainment systems.

Universal Stainless & Alloy Products, Inc., headquartered in
Bridgeville, Pennsylvania, together with its subsidiaries, engages in the manufacture and marketing of semifinished and finished specialty steel products, including stainless steel, tool steel, and other alloyed steels.

Vignette Corporation, headquartered in Austin, Texas, through its subsidiaries, develops and markets content management software worldwide.

Volcom, Inc., headquartered in Costa Mesa, California, through its subsidiaries, engages in the design, marketing, and distribution of men's and women's clothing, accessories, and related products under the "Volcom" brand name in the United States and internationally.

Zumiez Inc., headquartered in Everett, Washington, is a mall-based specialty retailer of action and sports-related apparel, footwear, accessories and equipment. The company's target market is both men and women between the ages of 12 and 24.


                 Value Line(R) Target 25 Strategy Stocks


Apple Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.

BHP Billiton Limited (ADR), headquartered in Melbourne, Australia, has interests and operations in minerals exploration, production and processing, oil and gas exploration and development, and steel production and merchandising.

CommScope, Inc., headquartered in Hickory, North Carolina, engages in the design and manufacture of cable and connectivity solutions for communications networks worldwide.

Core Laboratories N.V., headquartered in Amsterdam, the Netherlands, provides reservoir description, production enhancement and reservoir management services. The company's customers include major, national, and independent oil and gas producers. The company also manufactures and sells petroleum reservoir rock and fluid analysis instrumentation and other integrated systems.

Deckers Outdoor Corporation, headquartered in Goleta, California, engages in the design, production, and brand management of footwear for outdoor activities and casual lifestyle use.

Diamond Offshore Drilling, Inc., headquartered in Houston, Texas, together with its subsidiaries, operates as an offshore oil and gas drilling contractor worldwide.

FLIR Systems, Inc., headquartered in Portland, Oregon, designs, manufactures and markets thermal imaging and stabilized airborne camera systems for a wide variety of applications in the commercial, industrial and government markets.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Intuitive Surgical, Inc., headquartered in Sunnyvale, California, manufactures the da Vinci Surgical System, a system that translates a surgeon's natural hand movements on instrument controls into corresponding micromovements of instruments positioned inside the patient.

Kinetic Concepts, Inc., headquartered in San Antonio, Texas, designs, manufactures, markets, and services proprietary products that accelerate the healing process or prevent complications. The company's wound care systems, which incorporate its proprietary Vacuum Assisted Closure (V.A.C.) technology, include specialty hospital beds, mattress replacement systems and overlays.

McDermott International, Inc., incorporated in Panama and headquartered in Houston, Texas, through its subsidiaries, provides engineering, procurement, and project management services for customers involved in the production of energy worldwide.

Noble Corporation, incorporated in Cayman Islands and headquartered in Sugar Land, Texas, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

Owens-Illinois, Inc., headquartered in Toledo, Ohio, through its subsidiaries, manufactures packaging products worldwide.

Penford Corporation, headquartered in Englewood, Colorado, engages in the development, manufacture, and marketing of specialty natural-based ingredient systems for industrial and food applications.

Potash Corporation of Saskatchewan Inc., headquartered in Saskatoon, Saskatchewan, Canada, manufactures and sells solid and liquid phosphate fertilizers, animal feed supplements and industrial acid used in food products and industrial processes. It produces potash from mines in Canada and conducts operations at facilities in Canada, Brazil, Chile, Trinidad and the United States.

Precision Castparts Corp., headquartered in Portland, Oregon, makes complex metal components and products, serving a wide variety of aerospace and general industrial applications. The company manufactures large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, the company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines and other metal products markets.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Schlumberger Limited, incorporated in Netherland Antilles and headquartered in New York, New York, supplies products and services to the petroleum industry. The company's oilfield services cover exploration, production and completion services; and its "Omnes" unit provides information technology and communications services to oil and gas concerns.

Sigma Designs, Inc., headquartered in Milpitas, California, specializes in silicon-based digital media processing solutions for consumer products.

Smith International, Inc., headquartered in Houston, Texas, provides products and services to the oil and gas exploration and production industry worldwide.

Southern Copper Corporation, headquartered in Phoenix, Arizona, engages in mining of open pit mines; milling and flotation of copper ore to produce copper concentrates; smelting of copper concentrates to produce blister copper and refining blister copper to produce copper cathodes. The company operates the Toquepala and Cuajone open pit mines in the Andes, Peru; and the Cananea mine and La Caridad mine in northern Mexico.

Tempur-Pedic International Inc., headquartered in Lexington, Kentucky, through its primary subsidiary Tempur World, manufactures and markets foam mattresses, pillows and miscellaneous products under the Tempur-Pedic and other brand names.

Varian Semiconductor Equipment Associates, Inc., headquartered in Gloucester, Massachusetts, designs and manufactures semiconductor processing equipment used in the production of integrated circuits. The company also supplies ion implantation systems used in the manufacture of semiconductor chips.


           Value Line(R) Diversified Target 40 Strategy Stocks


Aetna Inc., headquartered in Hartford, Connecticut, is a health benefits company whose business operations are conducted in the Healthcare, Group Insurance and Large Case Pensions segments.

Alliant Techsystems Inc., headquartered in Edina, Minnesota, is a leader in the production of solid propulsion rocket motors. The company builds motors for space launch vehicles and is one of the top suppliers of ammunition (which ranges from small-caliber rounds to tank ammunition) to the United States and its allies. The company also makes anti-tank mines, aircraft weapons systems and other high-tech components.

Anixter International Inc., headquartered in Skokie, Illinois, is engaged in the distribution of communications and specialty wire and cable products.

Ball Corporation, headquartered in Broomfield, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages and foods, and a supplier of aerospace and other technologies and services to commercial customers.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States.

CNA Financial Corporation, headquartered in Chicago, Illinois, provides commercial, property, and casualty insurance products in the United States.

Coventry Health Care, Inc., headquartered in Bethesda, Maryland, is a managed healthcare company that provides comprehensive health benefits and services to employer groups and government-funded groups in the midwestern, mid-Atlantic and southeastern regions of the United States.

Cummins Inc., headquartered in Columbus, Indiana, designs, manufactures, distributes and services diesel and natural gas engines. The company also produces electric power generation systems and engine-related products, such as filtration and emissions solutions, fuel systems, controls and air handling systems. The company's products are used by customers in a wide variety of automotive and industrial markets and for power generation.

Cypress Semiconductor Corporation, headquartered in San Jose, California, designs, makes and sells a broad line of high performance, digital integrated circuits which are fabricated using proprietary CMOS (complementary metal-oxide-silicon), BiCMOS, and Flash technologies. The company designs, develops and manufactures high-performance integrated circuits for a range of markets, including computers, telecommunications, instrumentation and military systems.

Darden Restaurants, Inc., headquartered in Orlando, Florida, is a full service restaurant organization operating restaurants under the names "Red Lobster," "The Olive Garden," "Bahama Breeze" and "Smokey Bones BBQ Sports Bar."

DaVita, Inc., headquartered in Torrance, California, is a provider of integrated dialysis services for patients suffering from chronic kidney failure, also known as end-stage renal diseases.

Dollar Tree Stores, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

DST Systems, Inc., headquartered in Kansas City, Missouri, provides information processing and computer software services and products, primarily to mutual funds, insurance providers, banks and other financial service organizations.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

EchoStar Communications Corporation (Class A), headquartered in Littleton, Colorado, makes and distributes direct-to-home satellite television products and services, including satellite television receiver dishes, receivers, programming, installation and third-party consumer financing for those products and services. The company also delivers video, audio and data services to business television customers.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

Frontier Oil Corporation, headquartered in Houston, Texas, is an independent energy company engaged in crude oil refining and the wholesale marketing of refined petroleum products.

General Cable Corporation, headquartered in Highland Heights, Kentucky, designs, develops, manufactures, markets and distributes copper, aluminum, and fiberoptic wire and cable products to communications, electrical and energy markets. The company operates worldwide.

Halliburton Company, headquartered in Houston, Texas, provides a variety of services-equipment, maintenance, engineering and construction-to energy, industrial and governmental customers.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, provides contract drilling of oil and gas wells in the Gulf of Mexico and South America. The company operates land rigs and platform rigs.

Hercules Incorporated, headquartered in Wilmington, Delaware, engages in the manufacture and marketing of specialty chemicals and related services for various business, consumer, and industrial applications.

Humana Inc., headquartered in Louisville, Kentucky, is a health benefits company that offers coordinated health insurance coverage and related services through a variety of traditional and Internet-based plans for employer groups and government-sponsored programs.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

International Paper Company, headquartered in Stamford, Connecticut, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

Jones Lang LaSalle Incorporated, headquartered in Chicago, Illinois, provides real estate services and money management locally, regionally and globally from offices in over 100 markets in 34 countries on five continents.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience stores business in the midwestern and southern United States. The company also manufactures and processes food for sale by its supermarkets.

The Men's Wearhouse, Inc., headquartered in Houston, Texas, operates as a specialty retailer of menswear. The company operates throughout the United States primarily under the brand names of "Men's Wearhouse" and "K&G."

Oshkosh Truck Corporation, headquartered in Oshkosh, Wisconsin, is a diversified manufacturer of specialty trucks and truck bodies for the concrete placement, refuse hauling, fire and emergency, and defense markets.

Owens-Illinois, Inc., headquartered in Toledo, Ohio, through its subsidiaries, manufactures packaging products worldwide.

The Pepsi Bottling Group, Inc., headquartered in Somers, New York, manufactures, sells and distributes Pepsi-Cola beverages.

PetSmart, Inc., headquartered in Phoenix, Arizona, operates superstores and an e-commerce site specializing in pet food, supplies and services.

Pitney Bowes Inc., headquartered in Stamford, Connecticut, is a provider of global, integrated mail and document management solutions for organizations of all sizes.

The Sherwin-Williams Company, headquartered in Cleveland, Ohio, is engaged in the manufacture, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores, moderate-priced promotional stores and traditional department stores.

Terex Corporation, headquartered in Westport, Connecticut, is a global manufacturer of equipment for the construction, infrastructure and mining industries.

The Toro Company, headquartered in Bloomington, Minnesota, designs, manufactures and markets professional turf maintenance equipment, irrigation systems, landscaping equipment, agricultural irrigation systems and residential yard products.

Transatlantic Holdings, Inc., headquartered in New York, New York, through its subsidiaries, provides reinsurance for various property and casualty products on treaty and facultative basis.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Western Digital Corporation, headquartered in Lake Forest, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.

Xerox Corporation, headquartered in Stamford, Connecticut, is a technology and services enterprise which develops, manufactures, markets, services and finances a range of document equipment, software, solutions and services.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1

                          SIGNATURES

     The Registrant, FT 1520, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1392; FT
1393; FT 1422 and FT 1423 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1520, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on September 28, 2007.

                              FT 1520

                              By  FIRST TRUST PORTFOLIOS L.P.
                                        Depositor




                              By  Jason T. Henry
                                  Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE


Judith M. Van Kampen       Director           )
                           of The Charger     )
                           Corporation, the   ) September 28, 2007
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   ) Jason T. Henry
                           General Partner of ) Attorney-in-Fact**
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Amendment No. 2 to Registration Statement No. 333-144545 of our report dated September 28, 2007 relating to the financial statement of FT 1520 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.





Deloitte & Touche LLP


Chicago, Illinois
September 28, 2007


                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1520 and certain subsequent series, effective September 28, 2007 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as
         Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).


                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7